News Release
CIBC Announces Second Quarter 2010 Results
Toronto, ON — May 27, 2010 — CIBC (CM: TSX; NYSE) announced net income of $660 million for the second quarter ended April 30, 2010, compared to a net loss of $51 million for the same period last year. Diluted earnings per share were $1.59, compared to a loss per share of $0.24 a year ago. Cash diluted EPS were $1.611, compared to a cash diluted loss per share of $0.211 a year ago.
     CIBC’s Tier 1 and total capital ratios at April 30, 2010 were 13.7% and 18.8%, respectively, and the efficiency ratio for the quarter was 57.5%.
     Results for the second quarter of 2010 were affected by the following items aggregating to a positive impact of $0.15 per share:
•	$58 million ($40 million after-tax, or $0.11 per share) gain from the structured credit run-off business; and

•	$30 million ($17 million after-tax, or $0.04 per share) reversal of interest expense related to the favourable conclusion of prior years’ tax audits.
     Net income for the prior quarter was $652 million compared with net income of $660 million for the second quarter. Diluted EPS and cash diluted EPS for the second quarter of 2010 compared with diluted EPS of $1.58 and cash diluted EPS of $1.601, respectively, for the prior quarter, which included items of note that aggregated to a negative impact of $0.05 per share.
Core business performance
CIBC Retail Markets reported net income of $487 million. Total revenue of $2.3 billion was up 5% from the second quarter of 2009. Personal banking revenue of $1.5 billion was up 11% from the second quarter of 2009, business banking revenue of $324 million was up 8% and wealth management revenue of $345 million was up 16%.
     Credit quality continued to improve during the second quarter. Provision for credit losses of $334 million was down from $365 million in the prior quarter, representing the lowest level of provisions since the second quarter of 2009. The decline was primarily due to lower bankruptcies and write-offs in credit cards.
     “Our core Canadian retail operations performed well this quarter, delivering our strongest level of revenue growth in the past 10 quarters,” says Gerry McCaughey, CIBC President and Chief Executive Officer. “Our results this quarter reflect the progress we are making to become the primary financial institution for more of our 11 million clients by providing advice, access and choice.”

     In support of our client focus:
•	We acquired the remaining equity interest in CIT Business Credit Canada and now own 100% of this company, which has been renamed CIBC Asset-Based Lending Inc. This transaction is a good strategic fit for CIBC as it will contribute to our objective of growing our business banking activities in Canada and increasing our market position in this important business segment;

•	After becoming the first major bank in Canada to launch a Mobile Banking App for iPhone, we furthered our market leadership in this area with the release of an enhanced Mobile Banking offer for Blackberry and other smartphones;

•	We opened, relocated or expanded another 10 branches and announced the locations of 20 additional branch openings across the country, as part of our commitment to offer our clients greater access and choice;

•	We launched a new marketing campaign encouraging Canadians to make the SWITCH to CIBC — offering compelling reasons and incentives for new and existing clients to switch their mortgages, lines of credit, business banking and everyday banking accounts to CIBC; and

•	We celebrated the completion of over two million Financial HealthChecks which help our personal banking clients better prepare for their futures and achieve their financial goals.
Wholesale Banking reported net income of $189 million for the second quarter. Total revenue of $548 million was down from $613 million in the prior quarter, primarily due to lower corporate and investment banking revenue.
     Credit quality in CIBC’s wholesale portfolio was strong. Provision for credit losses of $27 million was up slightly from $24 million in the prior quarter.
     Wholesale Banking continues to make progress on its client-focused strategy. This progress was evident in several notable achievements during the second quarter:
•	We acted as lead coordinator on a $6 billion, 5-year bond offering for Canada Housing Trust No. 1. CIBC advised on the timing, structure, marketing and execution of the transaction;

•	We acted as joint-lead agent and joint bookrunner for a $700 million offering of senior notes for Husky Energy Inc. This is the first investment grade Canadian dollar oil and gas offering in two years;

•	We acted as joint bookrunner in a $287 million bought deal secondary offering for Dollarama Inc. This is the second secondary offering since Dollarama’s IPO in October 2009. We were also named joint-lead arranger for their $600 million credit facility that is currently in the market;

•	We were named sole bookrunner and joint-lead manager on a $225 million high yield bond offering for North American Energy Partners Inc. This is the largest single B-rated Canadian dollar high yield offering year-to-date; and

•	We led or co-led many high profile credit transactions on the corporate banking side, including: PennWest, Pueblo Viejo, Harvest Energy, Northland Power, Canexus, Hydro One and IAMGOLD.

     “Our client-focused strategy in the wholesale bank has supported six consecutive quarters of steady, risk-controlled performance,” says McCaughey. “While industry conditions remain uncertain, our core wholesale businesses are well positioned to deliver future growth.”
Structured credit run-off progress
During the quarter, CIBC completed several transactions that have significantly reduced the potential for future losses and volatility from our structured credit run-off portfolio:
•	We sold collateralized loan obligations (CLOs) classified as loans with notional of $891 million (US$877 million) and carrying value of $839 million (US$826 million) and terminated $1.6 billion (US$1.6 billion) of related hedging contracts with financial guarantors;

•	We sold collateralized debt obligations of trust preferred securities classified as loans with notional of $243 million (US$240 million) and carrying value of $79 million (US$78 million) and terminated $244 million (US$240 million) of related hedging contracts with a financial guarantor;

•	We terminated $1.9 billion (US$1.9 billion) of unmatched purchased credit derivatives on corporate debt exposures;

•	We terminated $345 million (US$339 million) of hedging contracts with two financial guarantors;

•	We partially terminated a funding transaction for CLOs; and

•	Normal amortization reduced the notional of our purchased credit derivatives with financial guarantors by $146 million (US$144 million).
     The risk reductions CIBC achieved this quarter reflect its strategy to take advantage of favourable market conditions and opportunities that present an acceptable economic risk/return trade-off to continue to reduce the size of its structured credit run-off portfolio.
     As at April 30, 2010, the fair value, net of valuation adjustments, of purchased protection from financial guarantor counterparties was $1.2 billion (US$1.1 billion), down from $1.3 billion (US$1.2 billion) at January 31, 2010. Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.
     “In summary, CIBC’s core businesses performed well this quarter,” says McCaughey. “Revenue growth in our retail business was its highest level in more than two years, credit quality continued to improve in line with the economic recovery in Canada, and we reduced risk in our structured credit run-off portfolio. Our capital position also remained strong.”
CIBC in our communities
In addition to generating strong returns for our shareholders, CIBC is committed to supporting causes that matter to our clients, our employees and our communities. During the quarter, CIBC continued its support of key community investments, was recognized with industry awards and announced a new sponsorship:
•	CIBC marked its 17th year as lead sponsor for the annual National Aboriginal Achievement Awards, held March 26, 2010 in Regina to celebrate excellence in the Aboriginal community through recognition of outstanding career achievements of First Nations, Inuit and Métis people in a wide range of occupations;

•	CIBC was the proud sponsor, for the fifth year, of Eva’s Initiatives Award for Innovation, recognizing three community organizations across Canada that are models of integrated support for helping homeless youth become self-sufficient;

•	CIBC renewed support to the national CIBC Miracle Fund in partnership with the Children’s Aid Foundation with a donation of $500,000. For over a decade, the CIBC Miracle Fund has been enabling children in need to participate in recreational, educational and cultural activities that enhance their lives and build their self-esteem;

•	CIBC was recognized for the third consecutive year as one of Canada’s Best Employers for New Canadians. The award recognizes employers across Canada who are leaders in creating a workplace that welcomes new Canadians and allows them to make the most of their skills, education and talents;

•	CIBC received the Sponsorship Marketing Council of Canada’s 2009 Sustained Success Award recognizing CIBC and the Canadian Breast Cancer Foundation for sponsorship marketing programs that demonstrate the highest levels of accountability, effectiveness and return on investment over a period of three years or longer; and

•	CIBC announced its partnership with CBC, Radio Canada and Telelatino as the exclusive financial services broadcast sponsor of the 2010 FIFA World Cup in Canada. The 2010 FIFA World Cup being held from June 11 to July 11, 2010 in South Africa, will be one of the largest global sporting events ever.

[1]	For additional information, see the “Non-GAAP measures” section.
Investor and analyst inquiries should be directed to John Ferren, Vice-President, Investor Relations, at 416-980-2088. Media inquiries should be directed to Rob McLeod, Senior Director, Communications and Public Affairs, at 416-980-3714, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.
The information on the following pages forms a part of this press release.
(The board of directors of CIBC reviewed this press release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer and the Chief Financial Officer of CIBC to certify CIBC’s second quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the Securities and Exchange Commission a certification relating to CIBC’s second quarter financial information, including the attached unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.)

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and our 2009 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of May 26, 2010. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. A glossary of terms used throughout this quarterly report can be found on pages 179 to 181 of our 2009 Annual Accountability Report.
Contents

5	External reporting changes
6	Second quarter financial highlights
7	Overview
7	Financial results
9	Significant events
9	Outlook
10	Review of quarterly financial information
11	Non-GAAP measures
11	Business unit allocations
12	Run-off businesses and other selected activities
12	Run-off businesses
19	Other selected activities
21	Business line overview
21	CIBC Retail Markets
23	Wholesale Banking
25	Corporate and Other
26	Financial condition
26	Review of consolidated balance sheet
27	Capital resources
27	Significant capital management activity
27	Off-balance sheet arrangements
28	Management of risk
28	Risk overview
28	Credit risk
29	Market risk
31	Liquidity risk
32	Other risks
33	Accounting and control matters
A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Core business performance”, “Structured credit run-off progress”, “Overview — Income Taxes”, “Overview — Outlook for 2010”, “Run-off businesses”, “Capital Resources”, “Management of Risk — Market risk”, and “Accounting and Control Matters” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2010 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview — Outlook for 2010” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; economic and monetary policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

4	CIBC Second Quarter 2010

EXTERNAL REPORTING CHANGES
Retroactive changes with restatement of prior period information
First quarter:
•	The global repurchase agreement (repo) business that was previously part of Treasury in Corporate and Other was retroactively transferred to capital markets within Wholesale Banking. The results of the repo business were previously allocated substantially to other within CIBC Retail Markets.

•	Large corporate cash management revenue previously reported in business banking within CIBC Retail Markets was retroactively transferred to corporate and investment banking within Wholesale Banking.
Second quarter:
There were no external reporting changes in the second quarter.

CIBC Second Quarter 2010	5

SECOND QUARTER FINANCIAL HIGHLIGHTS

		As at or for the three months ended			As at or for the six months ended
		2010	2010	2009	2010	2009
Unaudited		Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

	Financial results ($ millions)
	Net interest income	$1,497	$1,514	$1,273	$3,011	$2,606
	Non-interest income	1,424	1,547	888	2,971	1,577

	Total revenue	2,921	3,061	2,161	5,982	4,183
	Provision for credit losses	316	359	394	675	678
	Non-interest expenses	1,678	1,748	1,639	3,426	3,292

	Income before taxes and non-controlling interests	927	954	128	1,881	213
	Income tax expense	261	286	174	547	107
	Non-controlling interests	6	16	5	22	10

	Net income (loss)	$660	$652	$(51)	$1,312	$96

	Financial measures
	Efficiency ratio	57.5%	57.1%	75.9%	57.3%	78.7%
	Cash efficiency ratio, taxable equivalent basis (TEB) (1)	57.0%	56.6%	74.9%	56.8%	77.6%
	Return on equity	22.2%	21.5%	(3.5)%	21.8%	0.4%
	Net interest margin	1.84%	1.76%	1.48%	1.80%	1.45%
	Net interest margin on average interest-earning assets	2.16%	2.08%	1.85%	2.12%	1.81%
	Return on average assets	0.81%	0.76%	(0.06)%	0.78%	0.05%
	Return on average interest-earning assets	0.95%	0.90%	(0.07)%	0.93%	0.07%
	Total shareholder return	18.00%	4.40%	17.03%	23.20%	1.66%

	Common share information
Per share	- basic earnings (loss)	$1.60	$1.59	$(0.24)	$3.18	$0.05
	- cash basic earnings (loss) (1)	1.61	1.61	(0.21)	3.22	0.10
	- diluted earnings (loss)	1.59	1.58	(0.24)	3.17	0.05
	- cash diluted earnings (loss) (1)	1.61	1.60	(0.21)	3.21	0.10
	- dividends	0.87	0.87	0.87	1.74	1.74
	- book value	30.00	29.91	27.95	30.00	27.95
Share price	- high	77.19	70.66	54.90	77.19	57.43
	- low	63.16	61.96	37.10	61.96	37.10
	- closing	74.56	63.90	53.57	74.56	53.57
	Shares outstanding (thousands)
	- average basic	386,865	384,442	381,410	385,634	381,156
	- average diluted	387,865	385,598	381,779	386,713	381,599
	- end of period	388,462	386,457	381,478	388,462	381,478
	Market capitalization ($ millions)	$28,964	$24,695	$20,436	$28,964	$20,436

	Value measures
	Dividend yield (based on closing share price)	4.8%	5.4%	6.7%	4.7%	6.6%
	Dividend payout ratio	54.5%	54.8%	n/m	54.7%	n/m
	Market value to book value ratio	2.49	2.14	1.92	2.49	1.92

	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$74,930	$84,334	$87,576 (2)	$74,930	$87,576 (2)
	Loans and acceptances	183,736	180,115	169,909 (2)	183,736	169,909 (2)
	Total assets	336,001	337,239	347,363	336,001	347,363
	Deposits	226,793	224,269	221,912	226,793	221,912
	Common shareholders’ equity	11,654	11,558	10,661	11,654	10,661
	Average assets	333,589	340,822	353,819	337,265	361,662
	Average interest-earning assets	283,589	288,575	282,414	286,124	290,914
	Average common shareholders’ equity	11,415	11,269	10,644	11,341	10,804
	Assets under administration	1,219,054	1,173,180	1,096,028	1,219,054	1,096,028

	Balance sheet quality measures
	Common equity to risk-weighted assets	10.8%	10.3%	8.9%	10.8%	8.9%
	Risk-weighted assets ($ billions)	$108.3	$112.1	$119.6	$108.3	$119.6
	Tier 1 capital ratio	13.7%	13.0%	11.5%	13.7%	11.5%
	Total capital ratio	18.8%	17.1%	15.9%	18.8%	15.9%

	Other information
	Retail / wholesale ratio (3)	76%/24%	72%/28%	64%/36%	76%/24%	64%/36%
	Full-time equivalent employees	42,018	41,819	42,305	42,018	42,305

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	Amounts have been restated to conform to the presentation of the current period.

(3)	The ratio represents the amount of economic capital attributed to the business lines as at the end of the period.

n/m	Not meaningful.

6	CIBC Second Quarter 2010

OVERVIEW
Financial results
Net income for the quarter was $660 million, compared to a net loss of $51 million for the same quarter last year and net income of $652 million for the prior quarter.
     Our results for the current quarter were impacted by the following items:
•	$58 million ($40 million after-tax) gains from the structured credit run-off business; and

•	$30 million ($17 million after-tax) reversal of interest expense related to the favourable conclusion of prior years’ tax audits.
Net interest income
Net interest income was up $224 million or 18% from the same quarter last year, primarily due to wider spreads and volume growth in most retail products, higher treasury revenue, and the reversal of interest expense noted above. These factors were partially offset by lower interest income on available for sale (AFS) securities and the impact of a stronger Canadian dollar on our FirstCaribbean International Bank (FirstCaribbean) results.
     Net interest income was down $17 million or 1% from the prior quarter, mainly due to three fewer days in the quarter, partially offset by the reversal of interest expense noted above.
     Net interest income for the six months ended April 30, 2010 was up $405 million or 16% from the same period in 2009, mainly due to wider spreads and volume growth in certain retail products, higher treasury revenue, and the reversal of interest expense noted above. These factors were partially offset by lower interest income on AFS securities, lower trading revenue, and the impact of a stronger Canadian dollar on our FirstCaribbean results.
Non-interest income
Non-interest income was up $536 million or 60% from the same quarter last year, primarily due to gains in the structured credit run-off business compared to losses in the prior year quarter. The current quarter also benefited from lower mark-to-market (MTM) losses on credit derivatives in our corporate loan hedging programs, and higher wealth management related fee and commission income. These increases were partially offset by fair value option (FVO) related losses compared to gains in the last year quarter, and lower equity new issue and M&A activity. The prior year quarter included a $159 million foreign exchange gain on repatriation activities.
     Non-interest income was down $123 million or 8% from the prior quarter, primarily due to lower trading revenue, lower gains net of write-downs on AFS securities, lower equity new issue and M&A activity, lower gains on the sale of merchant banking investments, and lower income from securitized assets. These decreases were partially offset by lower FVO related losses, higher gains in the structured credit run-off businesses, and lower MTM losses on credit derivatives in our corporate loan hedging programs.
     Non-interest income for the six months ended April 30, 2010 was up $1,394 million or 88% from the same period in 2009, primarily due to gains in the structured credit run-off business compared to losses in the prior year period, and lower MTM losses on our corporate loan hedging programs. These factors were partially offset by FVO related losses compared to gains in the previous period, and lower gains net of write-downs on AFS securities. The prior year period benefited from a net $111 million foreign exchange gain on repatriation activities.
Provision for credit losses
Provision for credit losses was down $78 million or 20% from the same quarter last year. Specific provision for credit losses in consumer portfolios was up $12 million, primarily due to higher bankruptcies in the credit cards portfolio, partially offset by lower losses in the personal lending portfolio. Specific provision for credit losses in business and government lending increased $29 million, largely due to higher losses in U.S. real estate finance and commercial banking, partially offset by lower losses in our FirstCaribbean operations. The change in general provision for credit losses in the quarter was favourable by $119 million when compared to the same quarter last year. The decrease was mainly in the cards and business and government portfolios resulting from improvements in economic conditions.
     Provision for credit losses was down $43 million or 12% from the prior quarter. Specific provision for credit losses in consumer portfolios was down $29 million, mainly driven by lower bankruptcies in the credit cards portfolio, as well as improvements in delinquencies and lower write-offs in the personal lending portfolio. General provision for credit losses was down $18 million from the prior quarter.
     Provision for credit losses for the six months ended April 30, 2010 was down $3 million from the same period in 2009. Specific provision for credit losses in consumer portfolios was up $88 million, mainly due to higher bankruptcies in the credit cards and personal lending portfolios. Specific provision for credit losses in business and government lending was up $87 million due to increased losses in U.S. real estate finance, commercial banking portfolios, and FirstCaribbean. The change in general provision for credit losses in the first six months of 2010 was favourable by $178 million when compared to the same period last year. The decrease was mainly in the cards and business and government portfolios resulting from improvements in economic conditions.

CIBC Second Quarter 2010	7

Non-interest expenses
Non-interest expenses were up $39 million or 2% from the same quarter last year, primarily due to higher pension expenses, employee benefits, and performance-related compensation, partially offset by the impact of a stronger Canadian dollar on our FirstCaribbean expenses.
     Non-interest expenses were down $70 million or 4% from the prior quarter, primarily due to lower performance-related compensation and salaries, partially offset by higher occupancy, communications, and professional fees. The prior quarter included charges on the settlement made with the Ontario Securities Commission (OSC) related to our participation in the asset-backed commercial paper (ABCP) market as well as expenses related to the sale of an investment.
     Non-interest expenses for the six months ended April 30, 2010 were up $134 million or 4% from the same period in 2009, primarily due to higher pension expenses, performance-related compensation, occupancy costs, the ABCP settlement noted above, and expenses related to the sale of an investment. These increases were partially offset by the impact of a stronger Canadian dollar on our FirstCaribbean expenses.
Income taxes
Income tax expense was up $87 million from the same quarter last year, primarily due to higher income, partially offset by a $156 million tax expense related to foreign exchange gains on repatriation activities included in the prior year quarter.
     Income tax expense was down $25 million from the prior quarter, mainly due to a $25 million write-down of future tax assets in the prior quarter.
     Income tax expense for the six months ended April 30, 2010 was up $440 million from the same period in 2009, primarily due to higher income, partially offset by a net $104 million tax expense related to foreign exchange gains on repatriation activities included in the prior year period.
     At the end of the quarter, our future income tax asset was $1,199 million, net of a $90 million (US$88 million) valuation allowance. Included in the future income tax asset are $588 million related to Canadian non-capital loss carryforwards that expire in 19 years, $54 million related to Canadian capital loss carryforwards that have no expiry date, and $312 million related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
     On October 2, 2009 and March 17, 2010, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. On April 30, 2010, we filed Notices of Appeal with the Tax Court of Canada. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest thereon of approximately $160 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $860 million and non-deductible interest thereon of $126 million would be incurred.
     Final closing agreements for leveraged leases were executed with the Internal Revenue Service (IRS) in 2009. During the quarter, final taxable amounts and interest charges thereon were agreed with the IRS and payments applied to the various affected taxation years.
Foreign exchange
Our U.S. dollar denominated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate. The Canadian dollar appreciated 17% on average relative to the U.S. dollar from the same quarter last year, resulting in a $33 million decrease in the translated value of our U.S. dollar earnings.
     The Canadian dollar appreciated 3% on average relative to the U.S. dollar from the prior quarter, resulting in a $5 million decrease in the translated value of our U.S. dollar earnings.
     The Canadian dollar appreciated 15% on average relative to the U.S. dollar for the six months ended April 30, 2010 from the same period in 2009, resulting in a $56 million decrease in the translated value of our U.S. dollar earnings.
Our results for the prior quarters were affected by the following items:
Q1, 2010
•	$25 million ($17 million after-tax) gain from the structured credit run-off business;

•	$25 million future tax asset write-down resulting from the enactment of lower Ontario corporate tax rates; and

•	$17 million ($12 million after-tax) negative impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging programs.
Q2, 2009
•	$475 million ($324 million after-tax) loss on the structured credit run-off business;

•	$168 million ($115 million after-tax) negative impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging programs;

•	$159 million foreign exchange gain ($3 million after-tax) on repatriation activities;

8	CIBC Second Quarter 2010

•	$100 million of valuation charges ($65 million after-tax) related to certain trading and AFS positions in exited and other run-off businesses;

•	$65 million ($44 million after-tax) provision for credit losses in the general allowance;

•	$57 million write-off of future tax assets; and

•	$49 million ($29 million after-tax) net losses/write-downs in our legacy merchant banking portfolio.
Q1, 2009
•	$708 million ($483 million after-tax) loss on the structured credit run-off business;

•	$94 million ($64 million after-tax) positive impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging programs;

•	$92 million ($51 million after-tax) MTM losses relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting;

•	$87 million ($52 million after-tax) losses/write-downs on our merchant banking portfolio; and

•	$48 million foreign exchange losses ($4 million after-tax gain) on repatriation activities.
Significant events
Acquisition of CIT Business Credit Canada Inc.
On April 30, 2010, we obtained 100% control of CIT Business Credit Canada Inc. (CITBCC) through the acquisition of CIT Financial Ltd.’s (CIT) 50% common equity interest in CITBCC and CIT’s share of the outstanding shareholder advances made to CITBCC under a Master Funding Agreement. The cash consideration was $306 million. Additional cash consideration of up to $8 million may be payable to CIT depending on certain circumstances. CITBCC was established in 2000 as a joint venture between CIBC and CIT. Subsequent to the acquisition, CITBCC was renamed CIBC Asset-Based Lending Inc.
Investment in The Bank of N.T. Butterfield & Son Limited
On March 2, 2010, we invested $155 million (US$150 million) for a direct 22.5% common equity interest in Bermuda-based The Bank of N.T. Butterfield & Son Limited (“Butterfield”), as part of a $570 million (US$550 million) recapitalization of Butterfield. The Carlyle Group and other institutional investors invested the remaining $415 million (US$400 million). We also invested $23 million (US$22 million) or 3.3% on March 2, 2010 indirectly in common shares of Butterfield through a private equity fund sponsored by The Carlyle Group. We had previously committed US$150 million to the fund to invest in financial services transactions.
     Pursuant to a US$130 million rights offering, which closed on May 11, 2010, other investors including Butterfield’s shareholders participated in the recapitalization by subscribing for additional common shares, which decreased the size of our direct investment to $130 million (US$125 million) or 18.8% and our indirect ownership in Butterfield to $19 million (US$18 million) or 2.7%. Our total ownership in Butterfield may decrease in the future under certain circumstances.
     In addition, we have provided Butterfield with a commitment letter for a senior secured credit facility for up to US$500 million. We also nominated two out of twelve directors on Butterfield’s Board of Directors.
Outlook for 2010
Both the U.S. and Canadian economies ended 2009 on a stronger note, and that momentum looks to carry over into healthy growth through at least the first half of 2010. Production is picking up to get closer to demand after a period of inventory reductions, and in Canada, domestic demand is being supported by net job creation. Growth could slow later this year as the increases to Canadian exports from U.S. inventory restocking and fiscal stimulus fade, and as the now booming housing market decelerates after the anticipated interest rate hikes from the Bank of Canada and the new rules for insured mortgages take effect.
     CIBC Retail Markets should see moderation in growth in mortgages, as progress in employment growth is partially offset by rising interest rates. Personal bankruptcies should continue to ease off with the recovery in the labour market. Investment product demand should be supported by rising incomes and improving financial markets.
     Wholesale Banking should benefit from a healthy pace of equity and bond issuance, with governments remaining heavy borrowers and businesses tapping strong capital markets. M&A activity could also increase on improving confidence. Credit demand should be supported by inventory rebuilding, and the public debt market remains a cost-effective alternative for larger entities. U.S. real estate finance could remain slow and corporate defaults are likely to remain elevated on the lagged impacts of the past year’s recession.
     The reasonably positive outlook for business conditions could be impacted by recent renewed risk aversion in global markets, driven by Europe-related credit fears, heightened uncertainty around financial regulation, and geopolitical concerns.

CIBC Second Quarter 2010	9

Review of quarterly financial information

	2010		2009				2008
$ millions, except per share amounts,
for the three months ended	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31

Revenue
CIBC Retail Markets	$2,334	$2,402	$2,356	$2,318	$2,223	$2,375	$2,345	$2,347
Wholesale Banking	548	613	503	552	(213)	(330)	(302)	(574)
Corporate and Other	39	46	29	(13)	151	(23)	161	132

Total revenue	2,921	3,061	2,888	2,857	2,161	2,022	2,204	1,905
Provision for credit losses	316	359	424	547	394	284	222	203
Non-interest expenses	1,678	1,748	1,669	1,699	1,639	1,653	1,927	1,725

Income (loss) before taxes and non-controlling interests	927	954	795	611	128	85	55	(23)
Income tax expense (benefit)	261	286	145	172	174	(67)	(384)	(101)
Non-controlling interests	6	16	6	5	5	5	3	7

Net income (loss)	$660	$652	$644	$434	$(51)	$147	$436	$71

Earnings (loss) per share - basic	$1.60	$1.59	$1.57	$1.02	$(0.24)	$0.29	$1.07	$0.11
- diluted(1)	$1.59	$1.58	$1.56	$1.02	$(0.24)	$0.29	$1.06	$0.11

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale banking activities.
     Wholesale Banking revenue was adversely affected in 2008 and early 2009, due to the charges on credit protection purchased from financial guarantors and MTM losses related to our exposure to the U.S. residential mortgage market (USRMM). Corporate and Other revenue included foreign exchange losses on repatriation activities in the first quarter of 2009, and foreign exchange gains on repatriation activities in the second quarter of 2009 and the fourth quarter of 2008.
     Retail lending provisions trended higher beginning the second half of 2008 largely due to higher losses in the cards and personal lending portfolios. This is the result of both volume growth as well as economic deterioration in the consumer sector. The cards and personal lending portfolios began to show some improvements in the first half of 2010. Recoveries and reversals in Wholesale Banking have decreased from the high levels in the past. Wholesale Banking provisions trended higher in 2009, reflecting recessions in the U.S. and Europe.
     Performance-related compensation was higher in the first quarter of 2010. The fourth quarter of 2008 included severance related expenses.
     The third quarter of 2008 had an income tax benefit resulting from the loss during the period. A $486 million income tax reduction attributable to an increase in our expected tax benefit relating to Enron-related litigation settlements was recorded in the fourth quarter of 2008. Income tax recoveries related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the fourth quarter of 2008. Tax-exempt income had steadily decreased since the third quarter of 2008 until the third quarter of 2009. Thereafter, tax exempt income levels have remained fairly constant. Income tax benefits on the foreign exchange losses on repatriation activities were included in the first quarter of 2009. The second quarter of 2009 and the fourth quarter of 2008 included income tax expenses on repatriation activities. The first quarter of 2010 and the second quarter of 2009 included write-downs of future tax assets. The fourth quarter of 2009 included a tax benefit primarily from a positive revaluation of future tax assets.

10	CIBC Second Quarter 2010

Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 57 of the 2009 Annual Accountability Report.
The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. The reconciliation of the non-GAAP measures of our strategic business units are provided in their respective sections.

		For the three months ended			For the six months ended
		2010	2010	2009	2010	2009
$ millions, except per share amounts		Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Net interest income		$1,497	$1,514	$1,273	$3,011	$2,606
Non-interest income		1,424	1,547	888	2,971	1,577

Total revenue per interim financial statements	A	2,921	3,061	2,161	5,982	4,183
TEB adjustment	B	8	8	14	16	29

Total revenue (TEB) (1)	C	$2,929	$3,069	$2,175	$5,998	$4,212

Trading income (loss)		$225	$379	$(391)	$604	$(1,008)
TEB adjustment		7	7	12	14	27

Trading income (TEB) (1)		$232	$386	$(379)	$618	$(981)

Non-interest expenses per interim financial statements	D	$1,678	$1,748	$1,639	$3,426	$3,292
Less: amortization of other intangible assets		9	10	12	19	23

Cash non-interest expenses (1)	E	$1,669	$1,738	$1,627	$3,407	$3,269

Net income (loss) applicable to common shares	F	$617	$610	$(90)	$1,227	$21
Add: after-tax effect of amortization of other intangible assets		7	8	9	15	18

Cash net income (loss) applicable to common shares (1)	G	$624	$618	$(81)	$1,242	$39

Basic weighted-average common shares (thousands)	H	386,865	384,442	381,410	385,634	381,156
Diluted weighted-average common shares (thousands)	I	387,865	385,598	381,779	386,713	381,599

Cash efficiency ratio (TEB) (1)	E/C	57.0%	56.6%	74.9%	56.8%	77.6%
Cash basic earnings (loss) per share (1)	G/H	$1.61	$1.61	$(0.21)	$3.22	$0.10
Cash diluted earnings (loss) per share (1)	G/I	$1.61	$1.60	$(0.21)	$3.21	$0.10

(1)	Non-GAAP measure.
Business unit allocations
Treasury activities impact the reported financial results of CIBC’s strategic business units (CIBC Retail Markets and Wholesale Banking).
     Each business line is charged or credited with a market-based cost of funds on assets and liabilities, respectively, and this impacts the revenue performance of the business units. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the “Other” business line within CIBC Retail Markets and Wholesale Banking.
     Treasury also allocates capital to the business units in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with business unit activities. Earnings on unallocated capital and the impact of securitization activities remain in Corporate and Other.
     In addition, non-interest expenses are attributed to the business unit to which they relate. Indirect expenses are allocated to the business units based on appropriate criteria.
     We review our transfer pricing and treasury allocations methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices. The nature of transfer pricing and treasury allocations methodologies is such that the presentation of certain line items in segmented results is different compared to total bank results.

CIBC Second Quarter 2010	11

RUN-OFF BUSINESSES
Structured credit run-off business
Overview and results
Our structured credit business, within Wholesale Banking, comprised our previous activities as principal and for client facilitation. These activities included warehousing of assets and structuring of special purpose entities (SPEs), which resulted in the holding of unhedged positions. Other activities included intermediation, correlation, and flow trading, which earned a spread on matching positions.
Exposures
Our exposures largely consist of the following categories:
Unhedged -
•	USRMM

•	non-USRMM
Hedged -
•	financial guarantors (USRMM and non-USRMM) including unmatched positions where we have purchased protection but do not have exposure to the underlying

•	other counterparties (USRMM and non-USRMM)
Results
Net income, before taxes, for the quarter was $58 million, compared with a net loss, before taxes, of $475 million for the same quarter last year and net income, before taxes, of $25 million for the prior quarter.
     The net income for the current quarter is a result of decreases in credit valuation adjustments (CVA) relating primarily to financial guarantors, driven by MTM recoveries for certain underlying assets and tightening of credit spreads, and gains on unhedged positions. These gains were offset by losses from reduced receivables from financial guarantors on loan assets that are carried at amortized cost, and net losses from the transactions described below.
Change in exposures
The following table summarizes our positions within our structured credit run-off business:

	2010	2009
US$ millions, as at	Apr. 30	Oct. 31

Notional
Investments and loans	$11,712	$10,442
Written credit derivatives (1)	16,972	22,710

Total gross exposures	$28,684	$33,152

Purchased credit derivatives	$23,569	$32,257

(1)	Includes notional amount for written credit derivatives and liquidity and credit facilities.
We undertook a number of transactions during the quarter to reduce our exposures, as noted below:
•	We terminated $256 million (US$252 million) of written credit derivatives with exposures to collateralized loan obligations (CLOs) and assumed the related securities of the same amount. We subsequently sold these and other CLOs classified as loans with notional of $891 million (US$877 million) and carrying value of $839 million (US$826 million) for cash consideration of $821 million (US$808 million), resulting in a pre-tax loss of $18 million (US$18 million). We also terminated $1.6 billion (US$1.6 billion) of related hedging contracts with financial guarantors (reported as counterparties “I”, “II”, “III”, “IV” and “VII”) for a total cash payment of $4 million (US$4 million). The transaction resulted in an additional pre-tax loss of $35 million (US$34 million). The underlying exposures that became unhedged as a result of the termination were written credit derivatives with a notional of $139 million (US$137 million) and a fair value of $5 million (US$5 million), securities classified as loans with a notional of $549 million (US$541 million) and a carrying value of $519 million (US$511 million), a trading security with a notional of $32 million (US$31 million) and a carrying value of $31 million (US$31 million), and a loan carried at fair value with a notional of $151 million (US$148 million) and a carrying value of $140 million (US$138 million) as at the transaction date;

•	We sold collateralized debt obligations (CDOs) of trust preferred securities (TruPs) classified as loans with notional of $243 million (US$240 million) and carrying value of $79 million (US$78 million) for cash consideration of $136 million (US$134 million), resulting in a pre-tax gain of $57 million (US$56 million). We also terminated $244 million (US$240 million) of related hedging contracts with a financial guarantor (reported as counterparty “II”) for a total cash payment of less than $1 million (US$1 million). The transaction resulted in an additional pre-tax loss of $38 million (US$37 million);

•	We terminated $1.9 billion (US$1.9 billion) of unmatched non-USRMM purchased credit derivatives

12	CIBC Second Quarter 2010

on corporate debt exposures with two financial guarantors (reported as counterparties “VI” and “IX”) for a total cash payment of $2 million (US$2 million). The transaction resulted in a pre-tax loss of $17 million (US$16 million);
•	We terminated $345 million (US$339 million) of hedging contracts on USRMM and other non-USRMM exposures with two financial guarantors (reported as counterparties “I” and “IV”) for no cash consideration. The transaction resulted in a pre-tax loss of $16 million (US$16 million). We also terminated $185 million (US$183 million) of written credit derivatives and assumed the related securities of the same amount. Subsequent to the terminations, trading securities with notional of $11 million (US$11 million) and carrying value of $7 million (US$7 million) were sold for cash consideration of $7 million (US$7 million). The remaining underlying exposures that became unhedged as a result of the termination were a written credit derivative with a notional of $159 million (US$157 million) and a fair value of $17 million (US$17 million), a security classified as a loan with a notional of $98 million (US$97 million) and a carrying value of $83 million (US$82 million), and trading securities with a notional of $76 million (US$75 million) and a fair value of $49 million (US$48 million) as at the transaction date;

•	We partially terminated a funding transaction for CLOs for proceeds and a pre-tax gain of $13 million (US$12 million); and

•	Normal amortization reduced the notional of our purchased credit derivatives with financial guarantors by $146 million (US$144 million).
Gain on reduction of unfunded commitment on a variable funding note (VFN)
In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO. While the Lehman estate expressed its disagreement with the actions of the indenture trustee, the estate has not instituted any legal proceeding with regard to the CDO or our VFN. The Lehman estate has, however, instituted legal proceedings involving a number of other CDOs, and in the first quarter of 2010, in Lehman Brothers Special Financing, Inc. v. BNY Corporate Trustee Services, Ltd., the U.S. bankruptcy court in New York ruled unenforceable a customary provision in a CDO transaction that reversed the priority of the payment waterfall upon the bankruptcy of Lehman, the credit support provider under a related swap agreement. That ruling, which the defendant has indicated it will appeal, does not change our belief that if contested, the trustee’s actions in reducing the unfunded commitment on our VFN to zero should be upheld although there can be no certainty regarding any eventual outcome. We continue to believe that the CDO indenture trustee’s actions were fully supported by the terms of the governing contracts and the relevant legal standards.

CIBC Second Quarter 2010	13

Total exposures
The exposures held within our structured credit run-off business within Wholesale Banking are summarized in the table below. The table excludes the protection from Cerberus Capital Management LP (Cerberus) on our USRMM exposures.

US$ millions, as at April 30, 2010

	Exposures(1)					Hedged by
				Written credit derivatives
				and liquidity and		Purchased credit derivatives and index hedges
	Investments and loans (2)			credit facilities (3)		Financial guarantors		Others
			Carrying			Notional	Fair value	Notional	Fair value
	Notional	Fair value	value	Notional	Fair value (4)	before CVA (4)		before CVA (4)

Hedged

USRMM — CDOs	$—	$—	$—	$402	$397	$—	$—	$402	$397

Total USRMM hedged	$—	$—	$—	$402	$397	$—	$—	$402	$397

Non-USRMM
CLO	$—	$—	$—	$3,947	$210	$3,709	$200	$238	$14
CLO classified as loans (5)	6,707	6,133	6,184	—	—	6,524	377	213	12
Corporate debt	—	—	—	8,259	229	800	27	7,463	209
Corporate debt (Unmatched)	—	—	—	—	—	1,600	18	—	—
CMBS (Unmatched)	—	—	—	—	—	775	570	—	—
Other securities classified as loans (6)	448	286	357	—	—	448	162	—	—
Others (includes CMBS and TruPs)	306	138	138	1,066	379	1,026	501	371	40

Total non-USRMM hedged	$7,461	$6,557	$6,679	$13,272	$818	$14,882	$1,855	$8,285	$275

Total hedged	$7,461	$6,557	$6,679	$13,674	$1,215	$14,882	$1,855	$8,687	$672

Unhedged

USRMM — CDOs (7)	$2,215	$113	$113	$2,358	$2,032	$—	$—	$—	$—

Total USRMM unhedged	$2,215	$113	$113	$2,358	$2,032	$—	$—	$—	$—

Non-USRMM
CLO	$144	$100	$100	$225	$10	$—	$—	$—	$—
CLO classified as loans	787	745	749	—	—	—	—	—	—
Corporate debt	171	121	121	—	—	—	—	—	—
Montreal Accord related notes (3)(8)	380	206	206	295	n/a	—	—	—	—
Third party sponsored ABCP conduits(3)	80	80	80	97	n/a	—	—	—	—
Other securities classified as loans	272	254	238	—	—	—	—	—	—
Others (3)(9)	202	172	172	323	15	—	—	—	—

Total non-USRMM unhedged	$2,036	$1,678	$1,666	$940	$25	$—	$—	$—	$—

Total unhedged	$4,251	$1,791	$1,779	$3,298	$2,057	$—	$—	$—	$—

Total	$11,712	$8,348	$8,458	$16,972	$3,272	$14,882	$1,855	$8,687	$672

Oct. 31, 2009	$10,442	$6,721	$7,024	$22,710	$4,152	$23,748	$3,413	$8,509	$681

(1)	We have excluded our total holdings, including holdings related to our treasury activities, of notional US$1.1 billion (October 31, 2009: US$868 million) with fair value of US$1.1 billion (October 31, 2009: US$865 million) in debt securities issued by Federal National Mortgage Association (Fannie Mae) (notional US$259 million, fair value US$261 million), Federal Home Loan Mortgage Corporation (Freddie Mac) (notional US$142 million, fair value US$141 million), and Government National Mortgage Association (Ginnie Mae) (notional US$741 million, fair value US$746 million). Trading equity securities with a fair value of US$2 million (October 31, 2009: US$1 million), issued by Student Loan Marketing Association (Sallie Mae), were also excluded.

(2)	Excludes equity and surplus notes that we obtained in consideration for commutation of our USRMM contracts with financial guarantors with notional US$261 million and fair value US$19 million, as at April 30, 2010.

(3)	Undrawn notional of the liquidity and credit facilities relating to Montreal Accord related notes amounted to US$295 million, relating to third party non-bank sponsored ABCP conduits amounted to US$97 million, and relating to unhedged other non-USRMM amounted to US$26 million.

(4)	This is the gross fair value of the contracts, which was typically zero, or close to zero, at the time they were entered into.

(5)	Investments and loans include unfunded investment commitments with a notional of US$193 million.

(6)	Represents CDOs with TruPs collateral.

(7)	The net unhedged USRMM exposure, after write-downs, was US$439 million as at April 30, 2010 and includes US$372 million of super senior CDO of mezzanine residential mortgage-backed securities (RMBS), net of write-downs.

(8)	Includes estimated USRMM exposure of US$91 million as at April 30, 2010.

(9)	Includes warehouse — non RMBS securities with notional US$10 million and fair value of nil.

n/a	Not applicable.

14	CIBC Second Quarter 2010

Cerberus transaction
In 2008, we transacted with Cerberus to obtain downside protection on our hedged and unhedged USRMM CDO exposures while retaining upside participation if the underlying securities recover. As at April 30, 2010, the outstanding principal and fair value of the limited recourse note issued as part of the Cerberus transaction was $518 million (US$510 million) and $365 million (US$360 million), respectively. The underlying USRMM CDO exposures, none of which are now hedged by financial guarantors, had a fair value of $443 million (US$436 million) as at April 30, 2010. During the quarter, we had a loss of $49 million (US$47 million) on the limited recourse note, including interest expense thereon.
Purchased protection from financial guarantors
The following table presents the notional amounts and fair values of non-USRMM related protection purchased from financial guarantors, and the underlying referenced assets, by counterparty. The fair value net of CVA is included in derivative instruments in other assets on the consolidated balance sheet. We no longer have USRMM related protection purchased from financial guarantors as at April 30, 2010 (October 31, 2009: fair value, net of CVA $115 million).
US$ millions, as at April 30, 2010

				Notional amounts of referenced							Protection purchased from
	Standard	Moody’s		non-USRMM assets							financial guarantors
	and	investor	Fitch		Corporate					Total	Fair value		Fair value
Counterparty	Poor’s	services	ratings (2)	CLO	debt		CMBS		Others	Notional	before CVA	CVA	less CVA

I	BB+ (1)	B3 (1)	—	$319	$—		$777	(3)	$140	$1,236	$658	$(307)	$351
II	R (4)	Caa2 (4)	—	583	—		—		464	1,047	187	(147)	40
III	— (2)	— (2)	—	684	—		—		118	802	83	(60)	23
IV	— (2)	— (2)	—	543	—		—		—	543	34	(27)	7
V	— (2)	— (2)	—	2,572	—		—		—	2,572	130	(31)	99
VI	BBB- (1)	Ba1	—	—	2,400	(3)	—		—	2,400	46	(9)	37
VII	AAA (1)	Aa3 (1)	—	4,169	—		—		250	4,419	441	(79)	362
VIII	AAA (1)	Aa3 (1)	—	1,288	—		—		126	1,414	121	(24)	97
IX	BB- (1)	Ba1	—	75	—		—		374	449	155	(29)	126

Total financial guarantors				$10,233	$2,400		$777		$1,472	$14,882	$1,855	$(713)	$1,142

Oct. 31, 2009				$13,292	$6,959		$777		$2,132	$23,160	$2,880	$(1,591)	$1,289

(1)	Credit watch/outlook with negative implication.

(2)	Rating withdrawn or not rated.

(3)	Includes US$1.6 billion and US$775 million of unmatched purchase protection related to corporate debt and commercial mortgage-backed securities (CMBS), respectively.

(4)	Under review.
The total CVA recovery for financial guarantors was $330 million (US$323 million) for the quarter. Separately, we recorded a net loss of $106 million (US$104 million) on termination of contracts with financial guarantors, during the quarter.
     As at April 30, 2010, CVA on credit derivative contracts with financial guarantors was $724 million (US$713 million) (October 31, 2009: $2.2 billion (US$2.0 billion)), and the fair value of credit derivative contracts with financial guarantors net of CVA was $1.2 billion (US$1.1 billion) (October 31, 2009: $1.5 billion (US$1.4 billion)). Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.
     In addition, in our other run-off portfolios, we also have loans and tranched securities positions that are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors. As at April 30, 2010, these positions were performing and the total amount guaranteed by financial guarantors was approximately $70 million (US$69 million) (October 31, 2009: $75 million (US$69 million)).

CIBC Second Quarter 2010	15

The following provides further data and description of the non-USRMM referenced assets underlying the protection purchased from financial guarantors:

US$ millions, as at April 30, 2010

		Fair
		value		Notional/		Fair value/			Investment	Subordination/
		purchased	Total	tranche		tranche		WAL in	grade	attachment (4)		Detachment (5)
	Notional	protection	tranches (1)	High	Low	High	Low	years(2)(3)	underlyings	Average	Range	Average	Range

Hedged
CLO (includes loans)	$10,233	$577	70	$353	$18	$22	$1	3.5	2%	32%	24-67%	98%	50-100%
Corporate debt	800	27	1	800	800	27	27	3.6	49%	15%	15%	30%	30%
Others
TruPs (includes loans)	539	203	9	91	33	41	8	12.3	n/a	50%	45-57%	100%	100%
Non-US RMBS	139	68	2	119	20	59	10	2.9	n/a	53%	53%	100%	100%
Other	796	392	5	251	80	188	—	5.1	n/a	23%	0-53%	100%	100%
Unmatched
Corporate debt	1,600	18	2	800	800	16	9	3.1	68%	17%	15-18%	32%	30-33%
U.S. CMBS	775	570	2	453	323	308	263	4.7	12%	44%	43-46%	100%	100%

Total	$14,882	$1,855	91	$2,867	$2,074	$661	$318

(1)	A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the underlying, subordination and deal specific structures such as tests/triggers.

(2)	The weighted average life (WAL) of the positions is impacted by assumptions on collateral, interest deferrals and defaults, and prepayments, and for TruPs CDOs, also the potential for successful future auctions. These assumptions and the resulting WAL, especially for TruPs CDOs, may change significantly from period to period.

(3)	The WAL of a tranche will typically be shorter than the WAL for the underlying collateral for one or more reasons relating to how cash flows from repayment and default recoveries are directed to pay down the tranche.

(4)	Subordination/attachment points are the level of losses which can be sustained on the collateral underlying the reference assets without those losses impacting the tranches shown above.

(5)	The detachment points are the level of losses on the collateral underlying the reference assets at which point any further losses cease to impact the tranches shown above.

n/a	Not available.
Hedged positions
CLO
The hedged CLO underlyings consist of 70 tranches. Approximately 15% of the total notional amount of the CLO tranches was rated equivalent to AAA, 70% rated between the equivalent of AA+ and AA-, and the remainder rated between the equivalent of A+ and A-, as at April 30, 2010. Approximately 17% of the underlying collateral was rated equivalent to BB- or higher, 60% was rated between the equivalent of B+ and B-, 13% rated equivalent to CCC+ or lower, with the remainder unrated as at April 30, 2010. The collateral comprises assets in a wide range of industries with the highest concentration in the services (personal and food) industry (21%); the broadcasting, publishing and telecommunication sector (19%); and the manufacturing sector (12%). Only 3% is in the real estate sector. Approximately 69% and 26% of the underlyings represent U.S. and European exposures respectively.
Corporate debt
The hedged corporate debt underlyings consist of one super senior synthetic CDO tranche that references portfolios of primarily U.S. (63%) and European (20%) corporate debt in various industries (manufacturing — 28%, financial institutions — 16%, cable and telecommunications — 11%, retail and wholesale — 3%). Approximately 10% of the total notional of US$800 million of the corporate debt underlyings were rated equivalent to A- or higher, 39% were rated between the equivalent of BBB- and BBB+, with the remainder rated equivalent to BB+ or lower, as at April 30, 2010.
Others
Other hedged positions include CDOs with TruPs collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers, non-U.S. RMBS (such as European residential mortgages) and other assets including tranches of CDOs, film receivables, and CMBS.
Unmatched positions
Corporate debt
The unmatched corporate debt underlyings consist of two super senior synthetic CDO tranches that reference portfolios of primarily U.S. (55%) and European (32%) corporate debt in various industries (manufacturing — 30%, financial institutions — 7%, cable and telecommunications — 14%, retail and wholesale — 10%). Approximately 22% of the total notional amount of US$1.6 billion of the unmatched corporate debt underlyings were rated equivalent to A- or higher, 46% were rated between the equivalent of BBB+ and BBB-, 22% were rated equivalent to BB+ or lower, with the remainder unrated as at April 30, 2010.

16	CIBC Second Quarter 2010

U.S. CMBS
The two synthetic tranches reference unmatched CMBS portfolios which are backed by pools of commercial real estate mortgages located primarily in the U.S. Approximately 12% of the underlyings were rated between the equivalent of BBB and BBB-, 9% were rated between the equivalent of BB+ and BB-, 30% rated between the equivalent of B+ and B-, with the remainder rated equivalent to CCC+ or lower, as at April 30, 2010.
Purchased protection from other counterparties
The following table provides the notional amounts and fair values, before CVA of US$6 million (October 31, 2009: US$8 million) of purchased credit derivatives from non-financial guarantor counterparties, excluding unmatched purchased credit derivatives:

					Total
					Notional		Fair value
	USRMM related		Non-USRMM related		2010	2009	2010	2009
US$ millions, as at	Notional	Fair value	Notional	Fair value	Apr. 30	Oct. 31	Apr. 30	Oct. 31

Non-bank financial institutions	$402	$397	$51	$3	$453	$437	$400	$350
Banks	—	—	769	63	769	862	63	86
Canadian conduits	—	—	7,463	209	7,463	7,166	209	245
Others	—	—	2	—	2	2	—	—

Total	$402	$397	$8,285	$275	$8,687	$8,467	$672	$681

The non-financial guarantor counterparty hedging our USRMM exposures is a large U.S.-based diversified multinational insurance and financial services company with which CIBC has market standard collateral arrangements. Approximately 99% of other counterparties hedging our non-USRMM exposures have internal credit ratings equivalent to investment grade.
The assets underlying the exposure hedged by counterparties other than financial guarantors are as below:

	USRMM	Non-USRMM related
	related	Notional
	Notional		Corporate
US$ millions, as at April 30, 2010	CDO (1)	CLO (2)	debt	Other (3)	Total

Non-bank financial institutions	$402	$—	$—	$51	$51
Banks	—	451	—	318	769
Canadian conduits	—	—	7,463	—	7,463
Others	—	—	—	2	2

Total	$402	$451	$7,463	$371	$8,285

(1)	The US$402 million represents super senior CDO with approximately 67% sub-prime RMBS, 4% Alt-A RMBS, 15% ABS CDO, and 15% non-USRMM. Sub-prime and Alt-A are all pre-2006 vintage.

(2)	All underlyings are non-investment grade. 10% is North American exposure and 90% is European exposure. Major industry concentration is in the services industry (32%), the manufacturing sector (14%), the broadcasting and communication industries (17%), and only 4% is in the real estate sector.

(3)	Approximately 76% of the underlyings are investment grade or equivalent based on internal ratings with the majority of the exposure located in the U.S. and Europe. The industry concentration is primarily banking and financial institutions, manufacturing, broadcasting, publishing and telecommunication, with approximately 5% in the real estate sector.
Canadian conduits
We purchased credit derivative protection from Canadian conduits and generated revenue by selling the same protection to third parties. The reference portfolios consist of diversified indices of corporate loans and bonds. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. Great North Trust, is sponsored by CIBC and the remaining conduit counterparty, MAV I was party to the Montreal Accord.

			Mark-to-	Collateral
			market	and
			(before	guarantee
US$ millions, as at April 30, 2010	Underlying	Notional (1)	CVA)	notionals (2)

Great North Trust	Investment grade corporate credit index (3)	$4,865	$178	$295
MAV I	160 Investment grade corporates (4)	2,598	31	339

Total		$7,463	$209	$634

(1)	These exposures mature within 3 to 7 years.

(2)	Comprises investment grade notes issued by third-party sponsored conduits, corporate floating rate notes, banker’s acceptances (BA), and funding commitments. The fair value of the collateral at April 30, 2010 was US$640 million (October 31, 2009: US$571 million).

(3)	Consists of a static portfolio of 126 North American corporate reference entities that were investment grade rated when the index was created. 78.6% of the entities are rated BBB- or higher. 100% of the entities are U.S. entities. Financial guarantors represent approximately 1.6% of the portfolio. 4% of the entities have experienced credit events. Original attachment point is 30% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

(4)	The underlying portfolio consists of a static portfolio of 160 corporate reference entities of which 91% were investment grade on the trade date. 81.9% of the entities are currently rated BBB- or higher (investment grade). 57.5% of the entities are U.S. entities. Financial guarantors represent approximately 2.5% of the portfolio. 1.9% of the entities have experienced credit events. Original attachment point is 20% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

CIBC Second Quarter 2010	17

Unhedged USRMM exposures
Our remaining net unhedged exposure (excluding the Cerberus protection noted above) to the USRMM, after write-downs, was $446 million (US$439 million) as at April 30, 2010. $378 million (US$372 million) of the net unhedged exposure relates to super senior CDOs of mezzanine RMBS.
Unhedged non-USRMM exposures
Our unhedged exposures to non-USRMM primarily relate to the following categories: CLO, corporate debt, Montreal Accord related notes, third party non-bank sponsored ABCP conduits, and other.
CLO
Our unhedged CLO exposures, including those classified as loans, with notional of $1.2 billion (US$1.2 billion) are mostly tranches rated equivalent to AA+ or higher as at April 30, 2010, and are primarily backed by diversified pools of U.S. and European-based senior secured leveraged loans.
Corporate debt
Approximately 64%, 12% and 24% of the unhedged corporate debt exposures with notional of $174 million (US$171 million) are related to positions in Canada, Europe, and other countries, respectively.
Montreal Accord related notes
As at April 30, 2010, we held variable rate Class A-1 and Class A-2 notes and various tracking notes with a combined fair value of $209 million, and remaining notional value of $386 million that were originally received in exchange for our non-bank sponsored ABCP in January 2009, upon the ratification of the Montreal Accord restructuring. The notes are expected to mature in December 2016 and are backed by fixed income, traditional securitization and CDO assets, as well as, super senior credit default swaps on investment grade corporates. The underlying assets that have U.S. subprime mortgage exposures have been isolated and are specifically linked to tracking notes with a notional value of $92 million and a fair value of $9 million as at April 30, 2010.
     We have provided $300 million of undrawn Margin Funding Facility to be used if the amended collateral triggers of the related credit derivatives are breached and the new trusts created under the restructuring plan do not have sufficient assets to meet any collateral calls. If the loan facility was fully drawn and subsequently more collateral was required due to breaching further collateral triggers, we would not be obligated to fund any additional collateral, although the consequence would likely be the loss of that $300 million loan.
     During the first quarter, we reached a settlement with the OSC relating to our participation in the ABCP market. Our total loss for the first two quarters from the settlement, valuation adjustments and dispositions was $25 million.
Third party non-bank sponsored ABCP conduits
We provided liquidity and credit related facilities to third party non-bank sponsored ABCP conduits. As at April 30, 2010, $180 million (US$177 million) of the facilities remained committed, which mostly relate to U.S. CDOs. As at April 30, 2010, $81 million (US$80 million) of the committed facilities was drawn. Of the undrawn facilities, $27 million (US$27 million) was subject to liquidity agreements under which the conduits maintain the right to put their assets back to CIBC at par. The underlying assets of the U.S. CDOs have maturities ranging from one to eight years.
Other
Other unhedged exposures with notional of $533 million (US$525 million) include $149 million (US$147 million) credit facilities (drawn (US$121 million) and undrawn (US$26 million)) provided to SPEs with film rights receivables (26%), lottery receivables (22%), and U.S. mortgage defeasance loans (51%).
     The remaining $384 million (US$378 million) primarily represents written protection on tranches of high yield corporate debt portfolios and inflation linked notes with 72% rated the equivalent of AA- or higher, 16% rated between the equivalent of A+ and A-, with the remaining rated equivalent to BB+.
     Other unhedged exposures classified as loans with notional of $276 million (US$272 million) represent primarily investment grade asset-backed and corporate debt securities.
European leveraged finance
We provided leveraged finance to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. We generally underwrote leveraged financial loans and syndicated the majority of the loans, earning a fee during the process.
     We stopped transacting new business in European leveraged finance (ELF) in 2008.
     As with the structured credit run-off business, the risk in the ELF run-off business is monitored by a team focused on proactively managing all accounts in the portfolio. As at April 30, 2010, we had drawn leveraged loans of $728 million (October 31, 2009: $894 million) and unfunded letters of credit and commitments of $165 million (October 31, 2009: $162 million). The drawn and undrawn amounts include non-impaired notional of $153 million and $31 million, respectively, in respect of certain facilities that were restructured in prior quarters. Of the drawn loans, $38 million (October 31, 2009: $99 million) related to restructured facilities, were considered impaired, for which an allowance of $11 million as at April 30, 2010 (October 31, 2009: $60 million) has been applied. In addition, non-impaired loans and commitments with a face value of $419 million were on the credit watch list as at April 30, 2010.

18	CIBC Second Quarter 2010

Exposures of ELF loans (net of write-downs and allowance for credit losses) by industry are as below:

$ millions, as at April 30, 2010	Drawn	Undrawn

Publishing and printing	$33	$9
Telecommunications	12	13
Manufacturing	220	68
Business services	15	15
Hardware and software	210	20
Transportation	11	11
Wholesale trade	206	29
Utilities	10	—

Total	$717	$165

Oct. 31, 2009	$834	$162

OTHER SELECTED ACTIVITIES
In response to the recommendations of the Financial Stability Forum, this section provides additional details on other selected activities.
Securitization business
Our securitization business provides clients access to funding in the debt capital markets. We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing ABCP to investors. We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and other financial services.
     As at April 30, 2010, our holdings of ABCP issued by our non-consolidated sponsored multi-seller conduits that offer ABCP to external investors was $10 million (October 31, 2009: $487 million) and our committed backstop liquidity facilities to these conduits was $3.0 billion (October 31, 2009: $4.0 billion). We also provided credit facilities of $40 million (October 31, 2009: $50 million) and banker’s acceptances of $72 million (October 31, 2009: $69 million) to these conduits as at April 30, 2010.
     The following table shows the underlying collateral and the average maturity for each asset type in these multi-seller conduits:

		Estimated
		weighted avg.
$ millions, as at April 30, 2010	Amount (1)	life (years)

Asset class
Canadian residential mortgages	$764	1.4
Auto leases	299	0.7
Franchise loans	458	0.8
Auto loans	9	0.2
Credit cards	975	2.8	(2)
Equipment leases/loans	71	1.0
Other	4	0.5

Total	$2,580	1.7

Oct. 31, 2009	$3,612	1.7

(1)	The committed backstop facility of these assets was the same as the amounts noted in the table, other than for franchise loans, for which the facility was $750 million.

(2)	Based on the revolving period and amortization period contemplated in the transaction.
The short-term notes issued by the conduits are backed by the above assets. The performance of the above assets has met the criteria required to retain the credit ratings of the notes issued by the multi-seller conduits.
     We also participated in a syndicated facility for a 364 day commitment of $475 million to a CIBC-sponsored single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $95 million. At April 30, 2010 we funded $72 million (October 31, 2009: $69 million) by the issuance of banker’s acceptances.
     We also securitize our mortgages and credit card receivables. Details of our consolidated variable interest entities and securitization transactions during the quarter are provided in Note 5 to the interim consolidated financial statements.

CIBC Second Quarter 2010	19

U.S. real estate finance
In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under three programs. The construction program offers floating-rate financing to properties under construction. The interim program offers fixed and floating-rate financing for properties that are fully leased or with some leasing or renovation yet to be done. These programs provide feeder product for the group’s permanent fixed-rate loan program and typically have an average term of one to three years.
     Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years). The business also maintains CMBS trading and distribution capabilities.
     As at April 30, 2010, we had CMBS inventory with a notional amount of $9 million (US$9 million) and a fair value of less than $1 million (US$1 million) (October 31, 2009: less than $1 million (US$1 million)). As at April 30, 2010, $352 million (US$346 million) (October 31, 2009: $279 million (US$257 million)) of funded loans were considered impaired and $131 million (US$129 million) of loans and $2 million (US$2 million) of undrawn commitments were included in the credit watch list. During the quarter, we recorded a provision for credit losses of $29 million (US$28 million).
     The following table provides a summary of our positions in this business:

US$ millions, as at April 30, 2010	Drawn	Undrawn

Construction program	$123	$31
Interim program	2,005	208

Total	$2,128	$239

Oct. 31, 2009	$2,209	$236

U.S. leveraged finance
We sold our U.S. leveraged finance business as part of our sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) in fiscal 2008. Under the transaction, the leveraged loans in existence at the time of the sale remained with us. These loans are being managed to maturity. In addition, under the current terms of our agreement with Oppenheimer, we agreed to provide a loan warehouse facility of up to $2.0 billion (US$2.0 billion) to finance and hold syndicated loans originated for U.S. middle market companies by Oppenheimer. Underwriting of any loan for inclusion in this facility is subject to joint credit approval by Oppenheimer and CIBC. Exposures of our U.S. leveraged loans, including loans originated through Oppenheimer (net of allowance for credit losses of $26 million (US$26 million) as at April 30, 2010) are summarized in the table below. As at April 30, 2010, we had $16 million (US$16 million) of net impaired loans, and $120 million (US$118 million) of loans and $20 million (US$20 million) of undrawn commitments included in the watch list. No provision for credit losses was recognized during the quarter.

US$ millions, as at April 30, 2010	Drawn	Undrawn(1)

Transportation	$106	$63
Gaming and lodging	66	49
Healthcare	72	151
Media and advertising	22	17
Manufacturing	26	123
Other	38	94

Total	$330	$497

Oct. 31, 2009	$370	$575

(1)	Includes unfunded letters of credit of US$47 million (October 31, 2009: US$36 million).

20	CIBC Second Quarter 2010

CIBC RETAIL MARKETS
CIBC Retail Markets comprises CIBC’s personal banking, business banking and wealth management businesses. We provide a full range of financial products and services to almost 11 million clients in Canada, as well as investment management services globally to retail and institutional clients in Hong Kong, Singapore, and the Caribbean. In addition, we offer a full range of financial services to clients in over 17 regional markets in the Caribbean through FirstCaribbean International Bank.
Results (1)

	For the three months ended			For the six months ended
	2010	2010	2009	2010	2009
$ millions	Apr. 30	Jan. 31	Apr. 30 (2)	Apr. 30	Apr. 30 (2)

Revenue
Personal banking	$1,554	$1,601	$1,398	$3,155	$2,852
Business banking	324	331	301	655	616
Wealth management	345	346	297	691	620
FirstCaribbean	165	157	204	322	384
Other	(54)	(33)	23	(87)	126

Total revenue (a)	2,334	2,402	2,223	4,736	4,598
Provision for credit losses	334	365	325	699	603
Non-interest expenses (b)	1,330	1,314	1,289	2,644	2,580

Income before taxes and non-controlling interests	670	723	609	1,393	1,415
Income tax expense	178	189	170	367	394
Non-controlling interests	5	5	5	10	10

Net income (c)	$487	$529	$434	$1,016	$1,011

Efficiency ratio (b/a)	57.0%	54.7%	58.0%	55.8%	56.1%
Amortization of other intangible assets (d)	$7	$7	$9	$14	$17
Cash efficiency ratio (3) ((b-d)/a)	56.7%	54.4%	57.6%	55.5%	55.7%
ROE (3)	38.3%	42.3%	35.8%	40.3%	40.9%
Charge for economic capital (3) (e)	$(176)	$(173)	$(165)	$(349)	$(333)
Economic profit (3) (c+e)	$311	$356	$269	$667	$678
Full-time equivalent employees	28,944	28,933	29,235	28,944	29,235

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	Prior period information has been restated to conform to the presentation of the current period.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $487 million, an increase of $53 million or 12% from the same quarter last year. Revenue increased by 5% as a result of higher fees and commissions, wider spreads, and strong volume growth, partially offset by lower treasury allocations and the impact of a stronger Canadian dollar on FirstCaribbean. Expenses increased as a result of higher performance-related compensation.
     Net income was down $42 million or 8% compared with the prior quarter as revenue decreased primarily due to the impact of three fewer days in the quarter.
     Net income for the six months ended April 30, 2010 of $1,016 million was comparable to the net income in the same period in 2009. Revenue increased by 3% as a result of wider spreads, volume growth and higher fees and commissions, partially offset by lower treasury allocations and the impact of a stronger Canadian dollar on FirstCaribbean. The revenue increase was offset by an increase in the provision for credit losses and higher expenses.
Revenue
Revenue was up $111 million or 5% from the same quarter last year.
     Personal banking revenue was up $156 million or 11%, driven by wider spreads and strong volume growth across most products.
     Business banking revenue was up $23 million or 8%, primarily due to higher commercial banking fees.
     Wealth management revenue was up $48 million or 16%, primarily due to market driven increases in asset values.
     FirstCaribbean revenue was down $39 million or 19%, primarily due to the impact of a stronger Canadian dollar.
     Other revenue was down $77 million due to lower treasury allocations.
Revenue was down $68 million from the prior quarter.
     Personal banking revenue was down $47 million, primarily due to three fewer days in the quarter and lower fees, partially offset by higher mortgage prepayment penalty fees.

CIBC Second Quarter 2010	21

     Business banking revenue was down $7 million, primarily due to three fewer days.
     FirstCaribbean revenue was up $8 million, primarily due to higher securities gains partially offset by lower fee income, a stronger Canadian dollar and three fewer days.
     Other revenue was down $21 million due to lower treasury allocations.
Revenue for the six months ended April 30, 2010 was up $138 million or 3% from the same period in 2009.
     Personal banking revenue was up $303 million or 11%, primarily due to wider spreads and volume growth in most products.
     Business banking revenue was up $39 million or 6%, as higher commercial banking fees were partially offset by narrower spreads.
     Wealth management revenue was up $71 million or 11%, mainly due to market driven increases in asset values and higher transactional revenue, partially offset by narrower spreads.
     FirstCaribbean revenue was down $62 million or 16%, due to a stronger Canadian dollar, volume declines, and lower treasury allocations, partially offset by higher securities gains.
     Other revenue was down $213 million due to lower treasury allocations.
Provision for credit losses
Provision for credit losses was up $9 million or 3% from the same quarter last year. The increase related to a higher provision in the commercial banking portfolio, partially offset by lower personal lending and FirstCaribbean provisions.
     Provision for credit losses was down $31 million or 8% from the prior quarter largely due to decreases in the cards, FirstCaribbean and personal lending portfolios, partially offset by higher commercial banking provisions.
     Provision for credit losses for the six months ended April 30, 2010 was up $96 million or 16% from the same period in 2009, largely due to increases in the cards and commercial banking portfolios.
Non-interest expenses
Non-interest expenses were up $41 million or 3% from the same quarter last year. The increase was primarily due to higher performance-related compensation.
     Non-interest expenses were up $16 million or 1% from the prior quarter. The increase was primarily due to higher corporate support costs and seasonally higher communication expenses, partially offset by lower operational losses.
     Non-interest expenses for the six months ended April 30, 2010 were up $64 million or 2% from the same period in 2009, largely due to higher performance-related compensation.
Income taxes
Income taxes were up $8 million from the same quarter last year, mainly due to higher income partially offset by a lower effective tax rate.
     Income taxes were down $11 million from the prior quarter due to lower income.
     Income taxes for the six months ended April 30, 2010 were down $27 million from the prior period, primarily due to lower income and a lower effective tax rate.

22	CIBC Second Quarter 2010

WHOLESALE BANKING
Wholesale Banking provides a wide range of capital markets, credit, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.
Results (1)

	For the three months ended			For the six months ended
	2010	2010	2009	2010	2009
$ millions	Apr. 30	Jan. 31	Apr. 30 (2)	Apr. 30	Apr. 30 (2)

Revenue (TEB) (3)
Capital markets	$275	$277	$336	$552	$668
Corporate and investment banking	132	212	211	344	382
Other	149	132	(746)	281	(1,564)

Total revenue (TEB) (3) (a)	556	621	(199)	1,177	(514)
TEB adjustment	8	8	14	16	29

Total revenue (b)	548	613	(213)	1,161	(543)
Provision for credit losses	27	24	18	51	7
Non-interest expenses (c)	244	318	262	562	543

Income (loss) before taxes and non-controlling interests	277	271	(493)	548	(1,093)
Income tax expense (benefit)	87	76	(148)	163	(371)
Non-controlling interests	1	11	—	12	—

Net income (loss) (d)	$189	$184	$(345)	$373	$(722)

Efficiency ratio (c/b)	44.5%	52.0%	n/m	48.4%	n/m
Amortization of other intangible assets (e)	$—	$1	$1	$1	$1
Cash efficiency ratio (TEB) (3) ((c-e)/a)	43.9%	51.2%	n/m	47.7%	n/m
ROE (3)	43.3%	35.7%	(54.5)%	39.2%	(55.3)%
Charge for economic capital (3) (f)	$(61)	$(71)	$(93)	$(132)	$(188)
Economic profit (loss) (3) (d+f)	$128	$113	$(438)	$241	$(910)
Full-time equivalent employees	1,068	1,050	1,098	1,068	1,098

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	Prior period information has been restated to conform to the presentation of the current period.

(3)	For additional information, see the “Non-GAAP measures” section.

n/m	Not meaningful.
Financial overview
Net income for the current quarter was $189 million, compared to a net loss of $345 million in the same quarter last year. This was mainly due to gains in the structured credit run-off and legacy merchant banking businesses compared to losses in the last year quarter, lower MTM losses on corporate loan hedges, and lower losses in other run-off portfolios. These factors were partially offset by lower corporate and investment banking and capital markets revenue.
     Net income was up $5 million from the prior quarter, mainly due to lower non-interest expenses, partially offset by lower revenue.
     Net income for the six months ended April 30, 2010 was $373 million compared to a net loss of $722 million from the same period in 2009, mainly due to gains in the structured credit run-off and legacy merchant banking businesses and other run-off portfolios, compared to losses in the same period last year. These factors were partially offset by lower capital markets and corporate and investment banking revenue.
Revenue
Revenue was up $761 million from the same quarter last year.
     Capital markets revenue was down $61 million, primarily due to lower global derivatives and strategic risk revenue and lower equity new issue activity.
     Corporate and investment banking revenue was down $79 million, mainly due to lower revenue from U.S. real estate finance, investment banking, corporate credit products, and the core merchant banking portfolio.
     Other revenue was up $895 million, primarily due to gains in the structured credit run-off business compared to losses in the same quarter last year and lower MTM losses on corporate loan hedges.
Revenue was down $65 million from the prior quarter.
     Capital markets revenue was down $2 million, mainly due to lower equity new issue activity, partially offset by higher fixed income revenue.
     Corporate and investment banking revenue was down $80 million, primarily due to lower equity new issue and M&A activity, lower gains net of write-downs in the core merchant banking portfolio, and lower revenue in corporate credit products.

CIBC Second Quarter 2010	23

     Other revenue was up $17 million due to lower MTM losses on corporate loan hedges.
Revenue for the six months ended April 30, 2010 was up $1,704 million from the same period in 2009.
     Capital markets revenue was down $116 million, primarily due to lower equity trading revenue, equity new issues, and foreign exchange trading revenue.
     Corporate and investment banking revenue was down $38 million, primarily due to lower revenue from U.S. real estate finance, corporate credit products and investment banking, partially offset by higher core merchant banking gains net of write-downs.
     Other revenue was up $1,845 million, primarily due to gains in the structured credit run-off and legacy merchant banking businesses, compared to losses in the prior year period.
Provision for credit losses
Provision for credit losses was up $9 million from the same quarter last year, mainly due to higher losses in the U.S. real estate finance portfolio, partially offset by lower losses in the run-off portfolios.
     Provision for credit losses was up $3 million from the prior quarter and up $44 million for the six months ended April 30, 2010 from the same period in 2009, mainly due to higher losses in the U.S. real estate finance portfolio.
Non-interest expenses
Non-interest expenses were down $18 million or 7% from the same quarter last year, primarily due to lower performance-related compensation, partially offset by higher employee benefits.
     Non-interest expenses were down $74 million or 23% from the prior quarter, primarily due to lower performance-related compensation, and employee compensation and benefits. The prior quarter included charges on the ABCP settlement.
     Non-interest expenses for the six months ended April 30, 2010 were up $19 million or 3% from the same period in 2009, primarily due to the ABCP settlement in the current period. In addition, higher employee compensation and benefits in the current period were more than offset by lower performance-related compensation.
Income taxes
Income tax expense was $87 million compared to a benefit of $148 million in the same quarter last year, mainly due to gains in the structured credit run-off business, compared to losses in the prior year quarter.
     Income tax expense for the six months ended April 30, 2010 was $163 million compared to a benefit of $371 million for the same period in 2009, primarily due to the impact of the structured credit run-off losses in the prior year period.

24	CIBC Second Quarter 2010

CORPORATE AND OTHER
Corporate and Other comprises the five functional groups — Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management — that support CIBC’s business lines. It also includes the CIBC Mellon joint ventures, and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The general allowance applicable to FirstCaribbean is determined locally and is included in CIBC Retail Markets. The impact of securitization is retained within Corporate and Other. The remaining revenue and expenses are generally allocated to the business lines.
Results (1)

	For the three months ended			For the six months ended
	2010	2010	2009	2010	2009
$ millions	Apr. 30	Jan. 31	Apr. 30 (2)	Apr. 30	Apr. 30 (2)

Total revenue	$39	$46	$151	$85	$128
(Reversal of) provision for credit losses	(45)	(30)	51	(75)	68
Non-interest expenses	104	116	88	220	169

(Loss) income before taxes	(20)	(40)	12	(60)	(109)
Income tax (benefit) expense	(4)	21	152	17	84

Net loss	$(16)	$(61)	$(140)	$(77)	$(193)

Full-time equivalent employees	12,006	11,836	11,972	12,006	11,972

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	Prior period information has been restated to conform to the presentation of the current period.
Financial overview
Net loss was down $124 million from the same quarter last year and down $116 million for the six months ended April 30, 2010 from the same period in 2009. This was primarily due to a lower provision for credit losses in the general allowance and higher unallocated treasury revenue, partially offset by higher unallocated corporate support costs. The same quarter last year and the prior quarter included write-downs of future tax assets.
     Net loss was down $45 million from the prior quarter, primarily due to the write-down of future tax assets included in the prior quarter. Provision for credit losses in the general allowance and unallocated corporate support costs were lower during the quarter.
Revenue
Revenue was down $112 million from the same quarter last year, mainly due to a foreign exchange gain of $159 million on the repatriation activities included in the prior year quarter. The current quarter benefited from higher unallocated treasury revenue.
     Revenue was down $7 million from the prior quarter, mainly due to a $10 million gain on the sale of an investment in the prior quarter.
     Revenue for the six months ended April 30, 2010 was down $43 million from the same period in 2009. The prior year period included a net $111 million foreign exchange gain on repatriation activities. The current period had higher unallocated treasury revenue.
(Reversal of) provision for credit losses
Reversal of credit losses was $45 million in the current quarter and $75 million for the six months ended April 30, 2010, compared to a provision of $51 million in the same quarter last year and a provision of $68 million in the same period last year. This was primarily due to a lower provision for credit losses in the general allowance.
     Reversal of credit losses was up $15 million from the prior quarter, primarily due to a lower provision for credit losses in the general allowance.
Non-interest expenses
Non-interest expenses were up $16 million from the same quarter last year and up $51 million for the six months ended April 30, 2010 from the same period in 2009, primarily due to higher unallocated corporate support costs.
     Non-interest expenses were down $12 million from the prior quarter, primarily due to lower unallocated corporate support costs.
Income taxes
Income tax benefit was $4 million compared with an expense of $152 million in the same quarter last year. The prior year quarter included both a $156 million tax expense related to the repatriation activities and a write-down of future tax assets.
     Income tax benefit was $4 million, compared with an expense of $21 million in the prior quarter. The prior quarter included a write-down of future tax assets.
     Income tax expense for the six months ended April 30, 2010 was down $67 million from the same period in 2009, primarily due to a net $104 million tax expense on the repatriation activities included in the prior year period. Write-downs of future tax assets were lower in the current period.

CIBC Second Quarter 2010	25

FINANCIAL CONDITION
Review of consolidated balance sheet

	2010	2009
$ millions, as at	Apr. 30	Oct. 31

Assets
Cash and deposits with banks	$7,936	$7,007
Securities	66,994	77,576
Securities borrowed or purchased under resale agreements	39,466	32,751
Loans	176,735	167,212
Derivative instruments	21,830	24,696
Other assets	23,040	26,702

Total assets	$336,001	$335,944

Liabilities and shareholders’ equity
Deposits	$226,793	$223,117
Derivative instruments	24,060	27,162
Obligations related to securities lent or sold short or under repurchase agreements	45,899	43,369
Other liabilities	17,608	22,090
Subordinated indebtedness	6,063	5,157
Preferred share liabilities	600	600
Non-controlling interests	168	174
Shareholders’ equity	14,810	14,275

Total liabilities and shareholders’ equity	$336,001	$335,944

Assets
As at April 30, 2010 total assets were up $57 million from October 31, 2009.
     Cash and deposits with banks increased by $0.9 billion or 13%, mainly due to higher treasury deposit placements.
     Securities decreased by $10.6 billion or 14%, primarily due to a decrease in AFS and FVO securities, partially offset by an increase in trading securities. AFS securities were down mainly due to sales and maturities of short-term bonds, partially offset by purchases in new hedging portfolios. FVO securities decreased due to reductions in our inventory of mortgage-backed securities. Trading securities increased due to normal trading activities.
     Securities borrowed and purchased under resale agreements were up $6.7 billion or 21% on increased client demand.
     Loans increased by $9.5 billion or 6% largely due to mortgage originations and higher CLO debt securities classified as loans, partially offset by new securitizations, principal repayments and liquidations.
     Derivative instruments decreased by $2.9 billion or 12%, primarily due to decreases in valuations of interest-rate derivatives and credit derivatives, partially offset by an increase in foreign exchange derivatives.
     Other assets decreased by $3.7 billion or 14%, mainly due to lower banker’s acceptances, collateral pledged, and future income tax assets.
Liabilities
As at April 30, 2010, total liabilities were down $478 million from October 31, 2009.
     Deposits increased by $3.7 billion or 2% largely due to retail volume growth, issuance of covered bonds, and reclassification of certain payables from other liabilities in the first quarter. These increases were partially offset by reduction in placements received due to lower funding requirements.
     Derivative instruments decreased by $3.1 billion or 11% due to the same reasons noted above.
     Obligations related to securities lent or sold short or under repurchase agreements increased by $2.5 billion or 6% reflecting our funding requirements and client-driven activities.
     Other liabilities and acceptances decreased by $4.5 billion or 20% largely due to the reclassification of certain payables to deposits noted above, and lower collateral pledged and banker’s acceptances.
     Subordinated indebtedness increased by $906 million or 18% as a result of debentures issued in the current quarter as explained in “Significant capital management activity” below.
Shareholders’ equity
Shareholders’ equity increased by $535 million or 4% primarily due to issuance of common shares pursuant to the stock option, shareholder investment, and employee share purchase plans, and a net increase in retained earnings.

26	CIBC Second Quarter 2010

Capital resources
We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details, see pages 65 to 69 of the 2009 Annual Accountability Report.
Regulatory capital
Regulatory capital is determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI).
     The following table presents the changes to the components of our regulatory capital:

	2010	2009
$ millions, as at	Apr. 30	Oct. 31

Tier 1 capital	$14,810	$14,154
Tier 2 capital	5,570	4,673
Total regulatory capital	20,380	18,827
Risk-weighted assets	108,324	117,298
Tier 1 capital ratio	13.7%	12.1%
Total capital ratio	18.8%	16.1%
Assets-to-capital multiple	15.3x	16.3x

Tier 1 ratio was up 1.6% and the total capital ratio was up 2.7% from year-end. The capital ratios benefited from lower risk-weighted assets (RWAs) and an increase in both Tier 1 and total capital.
     The $9.0 billion decrease in RWAs from year-end was largely attributable to a decrease in structured credit exposure to financial guarantors, the effect of a strengthening Canadian dollar on foreign currency denominated assets, and updates to advanced internal ratings based (AIRB) model parameters.
     Tier 1 and total capital increased from year-end due to internal capital generation and the issuance of $268 million of common shares. Total capital also benefited from the issuance of $1.1 billion of debentures noted below.
Significant capital management activity
On April 30, 2010, we issued $1,100 million principal amount of 4.11% Debentures (subordinated indebtedness) due April 30, 2020. The Debentures qualify as Tier 2 regulatory capital.
Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include securitization-related sales, derivatives, credit-related arrangements, and guarantees. Details on our off-balance sheet arrangements are provided on pages 70 to 72 of the 2009 Annual Accountability Report.
     The following table summarizes our exposures to non-consolidated entities involved in the securitization of third-party assets (both CIBC sponsored/structured and third-party structured). Investments and loans are stated at carrying value. Undrawn liquidity and credit facilities and written credit derivatives are notional amounts.

				2010				2009
				Apr. 30				Oct. 31

		Undrawn		Written		Undrawn		Written
		liquidity		credit		liquidity		credit
	Investment	and credit		derivatives	Investment	and credit		derivatives
$ millions, as at	and loans(1)(4)	facilities		(notional)(2)(4)	and loans (1)(4)	facilities		(notional) (2)(4)

CIBC-sponsored conduits	$82	$2,540	(3)	$—	$556	$3,108	(3)	$—
CIBC structured CDO vehicles	494	47		537	737	66		652
Third-party structured vehicles — run-off	7,922	621		6,111	6,676	650		11,110
Third-party structured vehicles — continuing	2,033	—		—	1,695	—		—

(1)	Excludes securities issued by, retained in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Sallie Mae. $6.7 billion (Oct. 31, 2009: $6.1 billion) of the exposure related to CIBC structured CDO and third-party structured vehicles was hedged by credit derivatives.

(2)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures. The negative fair value recorded on the consolidated balance sheet was $3.1 billion (Oct. 31, 2009: $4.1 billion). Notional of $5.5 billion (Oct. 31, 2009: $10.7 billion) were hedged with credit derivatives protection from third parties, the fair value of these hedges net of CVA was $0.5 billion (Oct. 31, 2009: $0.6 billion). Accumulated fair value losses amount to $2.1 billion (Oct. 31, 2009: $2.5 billion) on unhedged written credit derivatives.

(3)	Net of $82 million (Oct. 31, 2009: $556 million) of investment and loans in CIBC sponsored conduits.

(4)	In 2009, we consolidated certain third-party structured CDOs after determining that we are the primary beneficiary following the commutation of our protection from a financial guarantor. The table above excludes our investments (fair values of $49 million and $69 million as at April 30, 2010 and October 31, 2009, respectively) in, and written credit derivatives (notional of $1.8 billion and negative fair value of $1.5 billion, as at April 30, 2010; and notional of $1.9 billion and negative fair value of $1.7 billion, as at October 31, 2009) on, the notes of these CDOs.
Additional details of our own asset securitization activities and our exposures to variable interest entities are provided in Note 5 to the interim consolidated financial statements.

CIBC Second Quarter 2010	27

MANAGEMENT OF RISK
Our approach to management of risk has not changed significantly from that described on pages 73 to 88 of the 2009 Annual Accountability Report.
Risk overview
We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Key risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided in the “Governance” section included within the 2009 Annual Accountability Report.
     The five key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:
•	Capital Markets Risk Management — This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios.

•	Card Products Risk Management — This unit oversees the management of credit risk in the card products portfolio, including the optimization of lending profitability.

•	Retail Lending & Wealth Risk Management — This unit oversees the management of credit and fraud risk in the retail lines and loans and residential mortgage portfolios, including the optimization of lending profitability.

•	Wholesale Credit and Investment Risk Management — This unit is responsible for the adjudication and oversight of credit risks associated with our small business, commercial and wholesale lending activities globally, as well as management of the special loans and investments portfolios.

•	Risk Services — This unit is responsible for a range of activities, including: regulatory and economic capital reporting; operational risk management; and vetting and validating of models and parameters. Risk services is also responsible for various risk policies including those associated with credit, operational, and reputation and legal risks.
Liquidity and funding risks are managed by Treasury. The measurement, monitoring and control of liquidity and funding risk is addressed in collaboration with Risk Management with oversight provided by the Asset Liability Committee.
Credit risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Exposure to credit risk
Our gross credit exposure measured as exposure at default (EAD) for on- and off-balance sheet financial instruments was $505.3 billion as at April 30, 2010 (October 31, 2009: $486.8 billion). Overall exposure was up $18.5 billion, with the increase across both the retail and business and government portfolios. The following table shows the gross EAD, before credit risk mitigation.

	2010	2009
$ millions, as at	Apr. 30	Oct. 31

Business and government portfolios-AIRB approach
Drawn	$87,757	$102,449
Undrawn commitments	24,408	22,368
Repo-style transactions	91,776	83,805
Other off-balance sheet	48,209	34,841
OTC derivatives	13,727	15,257

	$265,877	$258,720

Retail portfolios-AIRB approach
Drawn	$138,726	$130,028
Undrawn commitments	70,167	67,323
Other off-balance sheet	431	412

	$209,324	$197,763

Standardized portfolios	$12,397	$12,916
Securitization exposures	17,748	17,446

	$505,346	$486,845

28	CIBC Second Quarter 2010

Included in the business and government portfolios-AIRB approach is EAD of $1.5 billion in the probability of default band considered watch list as at April 30, 2010 (October 31, 2009: $1.9 billion).
     The decrease in watch list exposures in the current quarter was broad based across most industries and geographic regions. The financial services sector is the largest contributor to the watch list exposures, including financial guarantor exposures discussed in more detail in our “Run-off businesses” section.
Counterparty credit exposures
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities, as explained in Note 14 to the 2009 consolidated financial statements.
     We establish a CVA for expected future credit losses from each of our derivative counterparties. As at April 30, 2010, the CVA for all derivative counterparties was $776 million (October 31, 2009: $2.2 billion).
     The following tables show the rating profile of derivative MTM receivables (after CVA and derivative master netting agreements but before any collateral) and impaired loans and allowance and provision for credit losses.

	2010		2009
$ billions, as at	Apr. 30		Oct. 31

Standard & Poor’s rating equivalent
AAA to BBB-	$5.91	81.3%	$6.12	75.5%
BB+ to B-	0.92	12.6	1.42	17.5
CCC+ to CCC-	0.41	5.6	0.42	5.1
Below CCC-	0.03	0.4	0.08	1.0
Unrated	0.01	0.1	0.07	0.9

Total	$7.28	100.0%	$8.11	100.0%

	2010	2009
$ millions, as at	Apr. 30	Oct. 31

Gross impaired loans
Consumer	$780	$727
Business and government (1)	1,188	1,184

Total gross impaired loans	$1,968	$1,911

Allowance for credit losses
Consumer	$1,168	$1,132
Business and government (1)	834	828

Total allowance for credit losses	$2,002	$1,960

Comprises:
Specific allowance for loans (2)	$778	$735
General allowance for loans (2)	1,224	1,225

Total allowance for credit losses	$2,002	$1,960

(1)	Includes scored small business portfolios which are managed on a pool basis under Basel II.

(2)	Excludes specific and general allowance for letters of credit and undrawn credit facilities of nil and $68 million, respectively (October 31, 2009: $1 million and $82 million, respectively).
Gross impaired loans were up $57 million or 3% from October 31, 2009. Consumer gross impaired loans were up $53 million or 7%, primarily due to increased new classifications in residential mortgages and personal lending. Business and government gross impaired loans were up $4 million due to increases in the real estate, construction, and business services sectors, partially offset by a decrease in the financial institutions sector.
     Total allowance for credit losses was up $42 million or 2% from October 31, 2009. Canadian and U.S. allowance for credit losses make up 77% and 12%, respectively of the total allowance. Specific allowance was up $43 million or 6% from October 31, 2009. The increase was largely due to increases in the real estate, construction, and manufacturing sectors. The general allowance for loans was down $1 million from October 31, 2009. Canadian and U.S. general allowances represent 91% and 5%, respectively of the total general allowance.
     For details on the provision for credit losses, see the “Overview” section.
Market risk
Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios, and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

CIBC Second Quarter 2010	29

Trading activities
The following table shows Value-at-Risk (VaR) by risk type for CIBC’s trading activities.
     The VaR for the three months ended April 30, 2010 disclosed in the table and backtesting chart below exclude our exposures in our run-off businesses as described on pages 12 to 19 of the MD&A. Due to volatile and illiquid markets, the quantification of risk for these positions is subject to a high degree of uncertainty. These positions are being managed down independent of our trading businesses.
     Total average risk was up 42% from the last quarter, primarily due to changes in our interest rate risk.
     Actual realized market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, the VaR measure does not account for any losses that may occur beyond the 99% confidence level.
VaR by risk type — trading portfolio (1)

As at or for the three months ended									For the six months ended
	2010				2010		2009		2010	2009
	Apr. 30				Jan. 31		Apr. 30		Apr. 30	Apr. 30
$ millions	High	Low	As at	Average	As at	Average	As at	Average	Average	Average

Interest rate risk	$5.6	$2.3	$5.0	$4.1	$4.0	$2.7	$2.8	$3.3	$3.4	$4.0
Credit spread risk	0.7	0.3	0.7	0.4	0.4	0.4	1.2	1.3	0.4	1.7
Equity risk	2.3	1.0	1.2	1.3	1.1	1.3	1.8	3.3	1.3	4.1
Foreign exchange risk	2.7	0.5	1.6	1.4	0.6	0.8	0.4	0.6	1.1	0.9
Commodity risk	0.8	0.2	0.7	0.4	0.3	0.6	0.6	0.8	0.5	0.7
Debt specific risk	2.2	1.0	1.8	1.5	1.3	1.4	5.1	3.9	1.5	3.1
Diversification effect (2)	n/m	n/m	(5.4)	(4.0)	(3.1)	(3.6)	(5.4)	(6.6)	(3.8)	(7.1)

Total risk	$6.7	$3.3	$5.6	$5.1	$4.6	$3.6	$6.5	$6.6	$4.4	$7.4

(1)	The table excludes exposures in our run-off businesses.

(2)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading revenue
The trading revenue (TEB)(1) and VaR backtesting graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
     Trading revenue (TEB)(1) was positive for 91% of the days in the quarter. Trading losses did not exceed VaR during the quarter. Average daily trading revenue (TEB)(1) was $3 million during the quarter.
     The trading revenue (TEB)(1) for the current quarter excludes a gain of $74 million related to changes in exposures and fair values of structured credit assets, as well as trading losses of $4 million related to loss from other positions in the run-off books.
Backtesting of trading revenue (TEB)(1) vs. VaR

(1)	For additional information, see the “Non-GAAP measures” section.

30	CIBC Second Quarter 2010

Non-trading activities
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in Asset Liability Management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
     The following table shows the potential impact over the next twelve months of an immediate 100 basis point increase or decrease in interest rates, adjusted for estimated prepayments as well as adjusted to accommodate the downward shock in the current interest rate environment.
Interest rate sensitivity — non-trading (after-tax)

	2010			2010			2009
	Apr. 30			Jan. 31			Apr. 30
$ millions, as at	$	US$	Other	$	US$	Other	$	US$	Other

100 basis points increase in interest rates
Net income	$50	$(54)	$6	$118	$(55)	$4	$158	$(17)	$6
Change in present value of shareholders’ equity	(15)	(115)	—	186	(124)	(3)	203	(47)	3

100 basis points decrease in interest rates
Net income	$(64)	$35	$(5)	$(87)	$40	$(4)	$(11)	$2	$(5)
Change in present value of shareholders’ equity	63	95	—	(115)	104	2	(160)	26	1
Liquidity risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
     We obtain funding through both wholesale and retail sources. Core personal deposits remain a primary source of retail funding and totalled $107.5 billion, as at April 30, 2010 (October 31, 2009: $104.3 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.
     The extraordinary liquidity facilities provided by central banks and governments during the heights of the recent financial crisis have generally been removed. This is a reflection of improved conditions in capital markets allowing for easier access to longer term funding. CIBC was an active issuer of term debt during the quarter, raising $1.5 billion through the issuance of five-year unsecured senior notes, $1.1 billion through the issuance of subordinated notes (as discussed in Capital Resources), and US$2.0 billion through the issuance of three-year covered bonds.
Balance sheet liquid assets are summarized in the following table:

	2010	2009
$ billions, as at	Apr. 30	Oct. 31

Cash	$1.2	$1.2
Deposits with banks	6.8	5.8
Securities issued by Canadian governments (1)	8.9	16.8
Mortgage-backed securities (1)	15.1	19.4
Other securities (2)	30.5	31.0
Securities borrowed or purchased under resale agreements	39.5	32.8

	$102.0	$107.0

(1)	These represent securities with residual term to contractual maturity of more than one year.

(2)	Comprises AFS and FVO securities with residual term to contractual maturity within one year and trading securities.

CIBC Second Quarter 2010	31

In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds and securities borrowed or financed through repurchase agreements, as at April 30, 2010 totalled $35.3 billion (October 31, 2009: $36.7 billion).
     Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. There have been no changes to our credit ratings and outlook during the quarter at major credit rating agencies.
     Our funding and liquidity levels remained stable and sound over the period and we do not anticipate any events, commitments or demands which will materially impact our liquidity risk position.
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.
     Details of our contractual obligations are provided on pages 86 to 87 of the 2009 Annual Accountability Report. There were no significant changes to contractual obligations that were not in the ordinary course of our business.
Other risks
We also have policies and processes to measure, monitor and control other risks, including operational, reputation and legal, regulatory, strategic, and environmental risks.
     For additional details, see pages 87 to 88 of the 2009 Annual Accountability Report.

32	CIBC Second Quarter 2010

ACCOUNTING AND CONTROL MATTERS
Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the 2009 consolidated financial statements.
     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 89 to 95 of the 2009 Annual Accountability Report.
Valuation of financial instruments
In addition to our debt and equity trading securities and obligations related to securities sold short, all derivative contracts, AFS securities other than private equities, and FVO financial instruments are carried at fair value. Our FVO financial instruments include certain debt securities, business and government loans, and business and government bank deposits.
     The determination of fair value requires judgment and is based on market information where available and appropriate. Fair value is defined as the amount at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy (Level 1, 2 or 3) as outlined below. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market (Level 1).
     If a market price in an active market is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.
     Valuation models may utilize predominantly observable market inputs (Level 2), including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data. Valuation models may also utilize predominantly non-observable market inputs (Level 3).
     The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on non-market observable inputs (Level 3), for the total bank and the structured credit business:

	Structured credit	Total	Total
$ millions, as at April 30, 2010	run-off business	CIBC	CIBC(1)

Assets
Trading securities	$1,376	$1,376	7.7%
AFS securities	19	3,046	10.3
FVO securities and loans	52	60	0.3
Derivative instruments	1,857	2,164	9.9

Liabilities
FVO deposits	$887	$887	24.3%
Derivative instruments	3,337	4,029	16.7

(1)	Represents percentage of Level 3 assets and liabilities in each reported category on our interim consolidated balance sheet.
Sensitivity of Level 3 financial assets and liabilities
Much of our structured credit run-off business requires the application of valuation techniques using non-observable market inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-observable market inputs), are predominantly used for the valuation of these positions. We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed, may not ultimately be able to fulfill its obligations.
     For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of probability of default as well as loss given default. The credit spreads are applied in relation to the weighted average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market credit spread is used, we also make an adjustment to reflect additional financial guarantor risk over an

CIBC Second Quarter 2010	33

equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties except for high quality reference assets where we expect no future credit degradation.
     Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.
     Our interest-only strips from the sale of securitized assets are sensitive to prepayment rates which we consider to be a non-observable market input.
     Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.
     Asset-backed securities are sensitive to credit spreads which we consider to be a non-observable market input.
     The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income as described below.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in MTM, generally as derived from indicative broker quotes and internal models as described above. A 10% adverse change in MTM of the underlyings would result in a loss of approximately $45 million in our unhedged USRMM portfolio and $97 million in our non-USRMM portfolio, excluding unhedged non-USRMM positions classified as loans which are accrual accounted for and before the impact of the Cerberus transaction. The fair value of the Cerberus protection against USRMM positions is expected to reasonably offset any changes in the fair value of USRMM positions.
     For our hedged positions there are two categories of sensitivities, the first of which relates to our hedged loan portfolio and the second of which relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are accrual accounted for and the related credit derivatives are fair valued, a 10% increase in the MTM (before CVA) of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $40 million. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $25 million. There is no impact from the Cerberus transaction because none of the underlying USRMM CDO exposures are now hedged by financial guarantors.
     The impact of a 10% increase in the MTM (before CVA) of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would result in a net gain of approximately $33 million.
     The impact of a 10% reduction in receivables net of CVA from financial guarantors would result in a net loss of approximately $117 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip resulting from the sale of securitized assets would result in a net loss of approximately $28 million.
     A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $94 million.
     A 10% reduction in the mark-to-market of our on-balance sheet asset-backed securities that are valued using non-observable credit and liquidity spreads would result in a net loss of approximately $192 million.
     The net gain recognized in the consolidated statement of operations on the financial instruments, for which fair value was estimated using a valuation technique requiring non-observable market parameters, for the quarter ended April 30, 2010 was $378 million (for the quarter ended April 30, 2009: net loss of $338 million). We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk and future administration costs.
     During the quarter, we reassessed our estimate of valuation adjustments for administration (servicing) costs relating to our derivatives portfolio. These valuation adjustments are based on our estimates of what a market participant would require from a fair value perspective to compensate for future servicing costs on our portfolio. This reassessment led to a release of $25 million of valuation adjustments.
     The following table summarizes our valuation adjustments:

	2010	2009
$ millions, as at	Apr. 30	Oct. 31

Trading securities
Market risk	$2	$7
Derivatives
Market risk	68	81
Credit risk	776	2,241
Administration costs	6	33
Other	1	2

	$853	$2,364

34	CIBC Second Quarter 2010

Risk factors related to fair value adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.
Accounting developments
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. As a result, we will adopt IFRS commencing November 1, 2011 and will publish our first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012. At that time we will also provide fiscal 2011 comparative financial information also prepared in accordance with IFRS, including an opening balance sheet as at November 1, 2010.
     The transition to IFRS represents a significant initiative for us and is supported by a formal governance structure with an enterprise view and a dedicated project team. Our IFRS transition program has been divided into three phases: i) discovery; ii) execution; and iii) conversion. The discovery phase included an accounting diagnostic which identified the accounting standards that are relevant to CIBC and the identification and planning for the execution phase which we are currently in. The execution phase commenced with a detailed analysis of the IFRS standards and continues through to pre-implementation of the new accounting, disclosures and business processes. The focus of this phase is to prepare policies, processes, technology, strategies, reporting, and stakeholders for the upcoming transition. The final phase, conversion, will report on the new IFRS standards in 2012 and reconcile Canadian GAAP and IFRS with fiscal 2011 comparatives.
     Our IFRS transition project continues to progress on track with our transition plan.
Process controls and technology
Pursuant to our plans an initial assessment was previously completed to identify the IFRS standards that represent key accounting differences from Canadian GAAP for us. More detailed assessment work was completed in the first two quarters of fiscal 2010, including execution work with respect to the underlying financial reporting and business processes and controls. During 2010 we expect to complete the development and implementation of the business processes and disclosure controls that will enable us to restate our comparative opening November 1, 2010 balance sheet and fiscal 2011 financial statements to IFRS while at the same time preparing normal course fiscal 2011 Canadian GAAP financial information. We also expect to continue to develop the business process and controls related to transaction level accounting including those related to the greater use of on-balance sheet accounting as a result of IFRS differences concerning the derecognition of financial assets. While we have identified additional resource and process requirements as part of our assessment and execution work, we have not identified any significant modification requirements for our supporting information technology systems nor do we expect any significant changes in our business activities.
     During the remainder of 2010 we also expect to refresh our existing assessment of the incremental disclosures required under IFRS, including the extensive disclosures required in respect of the initial transition to IFRS.
Communications and training
Information regarding the progress of the project continued to be communicated to internal stakeholders during the first two quarters of fiscal 2010 including our Audit Committee, senior executives and the program Steering Committee, and to external stakeholders including OSFI and our external auditor.
     We believe we have the financial reporting expertise to support our transition to IFRS. We have accounting policy staff dedicated to assessing the impact of IFRS and consult with external advisors as necessary. In 2009 we launched an enterprise wide training program to raise the level of awareness of IFRS throughout the organization, and to prepare staff to perform in an IFRS environment. We continue to implement our training program during fiscal 2010, which includes separate learning paths for both (i) groups that need to understand and execute on the impact of IFRS on the bank and its subsidiaries; and (ii) groups, such as Risk Management and the front office lenders, that need to understand the impact of transitioning away from Canadian GAAP on our Canadian clients and counterparties. While the majority of the training is expected to be completed during fiscal 2010, additional training will be provided as required.
Financial impacts
The requirements concerning the transition to IFRS are set out in IFRS 1, First-Time Adoption of International Financial Reporting Standards, which generally requires that changes from Canadian GAAP accounting policies be applied retroactively and reflected in our opening November 1, 2010 comparative IFRS balance sheet. However, there are a number of transition elections, some of which entail an exemption from full restatement, available under the transition rules that we continue to evaluate. The most significant election is in the area of accounting for post employment benefits in which we have the choice to either restate our unamortized net actuarial losses to what they would have been had we always followed IFRS or to charge

CIBC Second Quarter 2010	35

them to retained earnings at transition. Other significant elections include; (i) whether we should restate prior business combinations to reflect IFRS differences concerning business acquisition accounting or to only apply IFRS differences to business acquisitions that may arise subsequent to transition; (ii) whether our cumulative foreign exchange translation account should be charged to retained earnings at transition; and (iii) whether we should reclassify certain of our financial instruments in or out of the “fair value option” at transition.
     IFRS is expected to result in accounting policy differences in many areas. Based on existing IFRS and the assessment of our transition elections to date, the areas that have the potential for the most significant impact to our financial and capital reporting include derecognition of financial instruments and the accounting for post employment benefits. Other areas include, but are not limited to, the measurement and impairment of financial instruments, the accounting for share-based compensation, consolidations, the accounting for foreign exchange, the accounting for joint ventures, the measurement of loss contingencies and hedging.
     There are differences between Canadian GAAP and existing IFRS concerning the determination of when financial instruments should be derecognized from the balance sheet. Under IFRS, the determination of whether a financial asset should be derecognized is based to a greater extent on the transfer of risks and rewards rather than on whether the assets have been legally isolated from the transferee. As a result, securitization transactions are much more likely to be accounted for as secured borrowings rather than as sales, which will result in an increase in total assets recorded on our consolidated balance sheet, particularly in respect of residential mortgages securitized through the creation of mortgage-backed securities (MBS) under the Canada Mortgage Bond Program and Government of Canada National Housing Act MBS Auction program.
     The IFRS 1 accounting election for post employment benefits may also negatively impact our capital ratios through charging net unamortized actuarial losses to retained earnings at transition. Other elections related to the accounting for actuarial gains and losses that may arise after transition also have the potential to impact our capital and earnings.
     Proposed changes to the IFRS accounting standards may introduce additional significant accounting differences, although we expect that many of the changes stemming from the proposed standards will not be effective for us until the years following our initial IFRS transition in 2012. During the first two quarters of 2010 we continued to monitor these proposed changes to IFRS as well as potential changes in the interpretation of existing IFRS on our assessment of the financial, capital and business implications of the transition to IFRS. As part of this process, we continue to assess the changes in the regulatory capital rules set out by OSFI in response to the transition to IFRS in 2012.
     The impact of IFRS to us at transition will ultimately depend on the IFRS standards and capital reporting rules in effect at the time, accounting elections that have not yet been finalized and the prevailing business and economic facts and circumstances. The evolving nature of IFRS will likely also result in additional accounting changes, some of which may be significant, in the years following our initial transition. We continue to monitor changes in the standards and to adjust our transition plans accordingly.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at April 30, 2010, of CIBC’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended April 30, 2010, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

36	CIBC Second Quarter 2010

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Contents

38	Consolidated balance sheet
39	Consolidated statement of operations
40	Consolidated statement of changes in shareholders’ equity
41	Consolidated statement of comprehensive income
42	Consolidated statement of cash flows
43	Notes to the interim consolidated financial statements

43	Note 1	—	Fair value of financial instruments
45	Note 2	—	Significant acquisitions
46	Note 3	—	Securities
46	Note 4	—	Loans
47	Note 5	—	Securitizations and variable interest entities
49	Note 6	—	Subordinated indebtedness
49	Note 7	—	Share capital
50	Note 8	—	Financial guarantors
50	Note 9	—	Income taxes
50	Note 10	—	Employee future benefit expenses
51	Note 11	—	Earnings per share (EPS)
51	Note 12	—	Guarantees
51	Note 13	—	Contingent liabilities
52	Note 14	—	Segmented information
53	Note 15	—	Accounting developments

CIBC Second Quarter 2010	37

CONSOLIDATED BALANCE SHEET

	2010	2009
Unaudited, $ millions, as at	Apr. 30	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$1,563	$1,812

Interest-bearing deposits with banks	6,373	5,195

Securities (Note 3)
Trading	17,839	15,110
Available-for-sale (AFS)	30,416	40,160
Designated at fair value (FVO)	18,739	22,306

	66,994	77,576

Securities borrowed or purchased under resale agreements	39,466	32,751

Loans
Residential mortgages	93,942	86,152
Personal	34,177	33,869
Credit card	12,379	11,808
Business and government	38,239	37,343
Allowance for credit losses (Note 4)	(2,002)	(1,960)

	176,735	167,212

Other
Derivative instruments	21,830	24,696
Customers’ liability under acceptances	7,001	8,397
Land, buildings and equipment	1,581	1,618
Goodwill	1,904	1,997
Software and other intangible assets	596	669
Other assets (Note 9)	11,958	14,021

	44,870	51,398

	$336,001	$335,944

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$111,865	$108,324
Business and government	108,469	107,209
Bank	6,459	7,584

	226,793	223,117

Other
Derivative instruments	24,060	27,162
Acceptances	7,001	8,397
Obligations related to securities sold short	9,490	5,916
Obligations related to securities lent or sold under repurchase agreements	36,409	37,453
Other liabilities	10,607	13,693

	87,567	92,621

Subordinated indebtedness (Note 6)	6,063	5,157

Preferred share liabilities	600	600

Non-controlling interests	168	174

Shareholders’ equity
Preferred shares	3,156	3,156
Common shares (Note 7)	6,508	6,240
Treasury shares	1	1
Contributed surplus	94	92
Retained earnings	5,713	5,156
Accumulated other comprehensive income (AOCI)	(662)	(370)

	14,810	14,275

	$336,001	$335,944

The accompanying notes are an integral part of these consolidated financial statements.

38	CIBC Second Quarter 2010

CONSOLIDATED STATEMENT OF OPERATIONS

	For the three months ended			For the six months ended
	2010	2010	2009	2010	2009
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30 (1)	Apr. 30	Apr. 30 (1)

Interest income
Loans	$1,720	$1,761	$1,699	$3,481	$3,715
Securities borrowed or purchased under resale agreements	32	30	86	62	257
Securities	353	371	418	724	972
Deposits with banks	11	9	18	20	72

	2,116	2,171	2,221	4,287	5,016

Interest expense
Deposits	496	502	694	998	1,734
Other liabilities	72	104	194	176	544
Subordinated indebtedness	43	43	52	86	116
Preferred share liabilities	8	8	8	16	16

	619	657	948	1,276	2,410

Net interest income	1,497	1,514	1,273	3,011	2,606

Non-interest income
Underwriting and advisory fees	87	144	112	231	214
Deposit and payment fees	184	190	188	374	381
Credit fees	77	87	72	164	132
Card fees	83	87	85	170	180
Investment management and custodial fees	117	110	96	227	204
Mutual fund fees	185	183	158	368	317
Insurance fees, net of claims	66	67	60	133	126
Commissions on securities transactions	120	121	106	241	226
Trading revenue (loss) (Note 8)	178	333	(440)	511	(1,160)
AFS securities gains, net	65	93	60	158	208
FVO (expense) revenue	(88)	(205)	53	(293)	97
Income from securitized assets	120	151	137	271	256
Foreign exchange other than trading	65	78	243	143	360
Other	165	108	(42)	273	36

	1,424	1,547	888	2,971	1,577

Total revenue	2,921	3,061	2,161	5,982	4,183

Provision for credit losses (Note 4)	316	359	394	675	678

Non-interest expenses
Employee compensation and benefits (Note 10)	923	981	891	1,904	1,823
Occupancy costs	163	151	155	314	289
Computer, software and office equipment	241	242	251	483	496
Communications	76	69	76	145	144
Advertising and business development	47	42	45	89	92
Professional fees	48	43	42	91	82
Business and capital taxes	24	20	30	44	60
Other	156	200	149	356	306

	1,678	1,748	1,639	3,426	3,292

Income before income taxes and non-controlling interests	927	954	128	1,881	213
Income tax expense	261	286	174	547	107

	666	668	(46)	1,334	106
Non-controlling interests	6	16	5	22	10

Net income (loss)	$660	$652	$(51)	$1,312	$96

Earnings (loss) per share (in dollars) (Note 11)
- Basic	$1.60	$1.59	$(0.24)	$3.18	$0.05
- Diluted	$1.59	$1.58	$(0.24)	$3.17	$0.05
Dividends per common share (in dollars)	$0.87	$0.87	$0.87	$1.74	$1.74

(1)	Certain amounts have been restated to conform to the presentation of the current period.
The accompanying notes are an integral part of these consolidated financial statements.

CIBC Second Quarter 2010	39

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended			For the six months ended
	2010	2010	2009	2010	2009
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Preferred shares
Balance at beginning of period	$3,156	$3,156	$2,631	$3,156	$2,631
Issue of preferred shares	—	—	525	—	525

Balance at end of period	$3,156	$3,156	$3,156	$3,156	$3,156

Common shares
Balance at beginning of period	$6,371	$6,240	$6,074	$6,240	$6,062
Issue of common shares	137	131	16	268	28

Balance at end of period	$6,508	$6,371	$6,090	$6,508	$6,090

Treasury shares
Balance at beginning of period	$1	$1	$—	$1	$1
Purchases	(2,987)	(853)	(2,059)	(3,840)	(4,014)
Sales	2,987	853	2,060	3,840	4,014

Balance at end of period	$1	$1	$1	$1	$1

Contributed surplus
Balance at beginning of period	$94	$92	$100	$92	$96
Stock option expense	3	3	3	6	7
Stock options exercised	(1)	(1)	—	(2)	—
Net (discount) premium on treasury shares	(1)	—	1	(1)	2
Other	(1)	—	—	(1)	(1)

Balance at end of period	$94	$94	$104	$94	$104

Retained earnings
Balance at beginning of period, as previously reported	$5,432	$5,156	$5,257	$5,156	$5,483
Adjustment for change in accounting policies	—	—	—	—	(6	)(1)

Balance at beginning of period, as restated	5,432	5,156	5,257	5,156	5,477
Net income (loss)	660	652	(51)	1,312	96
Dividends
Preferred	(43)	(42)	(39)	(85)	(75)
Common	(336)	(335)	(331)	(671)	(663)
Other	—	1	(10)	1	(9)

Balance at end of period	$5,713	$5,432	$4,826	$5,713	$4,826

AOCI, net of tax
Balance at beginning of period	$(340)	$(370)	$(390)	$(370)	$(442)
Other comprehensive income (OCI)	(322)	30	30	(292)	82

Balance at end of period	$(662)	$(340)	$(360)	$(662)	$(360)

Retained earnings and AOCI	$5,051	$5,092	$4,466	$5,051	$4,466

Shareholders’ equity at end of period	$14,810	$14,714	$13,817	$14,810	$13,817

(1)	Represents the impact of changing the measurement date for employee future benefits.
The accompanying notes are an integral part of these consolidated financial statements.

40	CIBC Second Quarter 2010

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended			For the six months ended
	2010	2010	2009	2010	2009
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Net income (loss)	$660	$652	$(51)	$1,312	$96

OCI, net of tax
Foreign currency translation adjustments
Net (losses) gains on investment in self-sustaining foreign operations	(257)	(57)	109	(314)	135
Net gains (losses) on hedges of foreign currency translation adjustments	77	17	(128)	94	(125)

	(180)	(40)	(19)	(220)	10

Net change in AFS securities
Net unrealized (losses) gains on AFS securities	(158)	112	168	(46)	255
Transfer of net gains to net income	(6)	(36)	(119)	(42)	(181)

	(164)	76	49	(88)	74

Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	8	(10)	(1)	(2)	(5)
Net losses on derivatives designated as cash flow hedges transferred to net income	14	4	1	18	3

	22	(6)	—	16	(2)

Total OCI	(322)	30	30	(292)	82

Comprehensive income (loss)	$338	$682	$(21)	$1,020	$178

INCOME TAX BENEFIT (EXPENSE) ALLOCATED TO EACH COMPONENT OF OCI

	For the three months ended			For the six months ended
	2010	2010	2009	2010	2009
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$3	$2	$10	$5	$3
Changes on hedges of foreign currency translation adjustments	(18)	(4)	117	(22)	102
Net change in AFS securities
Net unrealized gains (losses) on AFS securities	64	(45)	(102)	19	(158)
Transfer of net gains to net income	2	18	55	20	85
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	(4)	4	1	—	4
Changes on derivatives designated as cash flow hedges transferred to net income	(2)	—	(1)	(2)	(2)

	$45	$(25)	$80	$20	$34

The accompanying notes are an integral part of these consolidated financial statements.

CIBC Second Quarter 2010	41

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended			For the six months ended
	2010	2010	2009	2010	2009
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Cash flows provided by (used in) operating activities
Net income (loss)	$660	$652	$(51)	$1,312	$96
Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities:
Provision for credit losses	316	359	394	675	678
Amortization (1)	94	94	100	188	203
Stock option expense (revenue)	3	3	—	6	(3)
Future income taxes	207	228	(98)	435	(228)
AFS securities gains, net	(65)	(93)	(60)	(158)	(208)
Losses on disposal of land, buildings and equipment	2	—	3	2	2
Other non-cash items, net	(21)	(216)	(131)	(237)	(139)
Changes in operating assets and liabilities
Accrued interest receivable	20	64	95	84	229
Accrued interest payable	5	(83)	(40)	(78)	(132)
Amounts receivable on derivative contracts	1,670	1,086	136	2,756	(5,060)
Amounts payable on derivative contracts	(1,351)	(1,392)	(1,062)	(2,743)	4,283
Net change in trading securities	984	(3,713)	2,880	(2,729)	23,911
Net change in FVO securities	1,192	2,375	(7,554)	3,567	(7,491)
Net change in other FVO assets and liabilities	(787)	(167)	3,263	(954)	7,346
Current income taxes	(121)	(108)	1,499	(229)	1,586
Other, net	1,536	213	(3,029)	1,749	(3,265)

	4,344	(698)	(3,655)	3,646	21,808

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	3,545	1,422	(7,151)	4,967	(16,455)
Obligations related to securities sold short	2,364	1,232	818	3,596	(236)
Net obligations related to securities lent or sold under repurchase agreements	(5,696)	4,652	(3,452)	(1,044)	(3,334)
Issue of subordinated indebtedness	1,100	—	—	1,100	—
Redemption/repurchase of subordinated indebtedness	(90)	(5)	(77)	(95)	(77)
Issue of preferred shares	—	—	525	—	525
Issue of common shares, net	137	131	16	268	28
Net proceeds from treasury shares sold	—	—	1	—	—
Dividends	(379)	(377)	(370)	(756)	(738)
Other, net	(588)	(2,036)	617	(2,624)	704

	393	5,019	(9,073)	5,412	(19,583)

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	—	(1,178)	2,076	(1,178)	1,168
Loans, net of repayments	(7,494)	(8,642)	4,661	(16,136)	2,874
Proceeds from securitizations	3,117	2,467	6,525	5,584	14,135
Purchase of AFS securities	(10,144)	(17,469)	(22,849)	(27,613)	(51,574)
Proceeds from sale of AFS securities	10,605	11,916	8,215	22,521	13,376
Proceeds from maturity of AFS securities	6,137	8,500	14,376	14,637	15,531
Net securities borrowed or purchased under resale agreements	(6,969)	254	579	(6,715)	2,922
Net cash used in acquisitions	(297)	—	—	(297)	—
Purchase of land, buildings and equipment	(11)	(57)	(108)	(68)	(143)

	(5,056)	(4,209)	13,475	(9,265)	(1,711)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(35)	(7)	(12)	(42)	(4)

Net (decrease) increase in cash and non-interest-bearing deposits with banks during period	(354)	105	735	(249)	510
Cash and non-interest-bearing deposits with banks at beginning of period	1,917	1,812	1,333	1,812	1,558

Cash and non-interest-bearing deposits with banks at end of period (2)	$1,563	$1,917	$2,068	$1,563	$2,068

Cash interest paid	$614	$740	$988	$1,354	$2,542
Cash income taxes paid (recovered)	$175	$167	$(1,227)	$342	$(1,252)

(1)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and other intangible assets.

(2)	Includes restricted cash balances of $252 million (January 31, 2010: $272 million; April 30, 2009: $265 million)
The accompanying notes are an integral part of these consolidated financial statements.

42	CIBC Second Quarter 2010

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The unaudited interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2009. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2009, as set out on pages 96 to 167 of the 2009 Annual Accountability Report.
1. Fair value of financial instruments
Our approach for fair valuation of financial instruments is presented in Note 2 to the 2009 consolidated financial statements.
Sensitivity of Level 3 financial assets and liabilities
Valuation techniques using non-observable market inputs are used for a number of financial instruments including our structured credit run-off business.
     These positions are valued using inputs such as indicative broker quotations and internal models with estimated market inputs, which we consider to be non-observable. We have certain AFS securities and swap arrangements relating to the sale of securitized assets that are sensitive to prepayment rates and liquidity rates respectively, both of which we consider to be non-observable market inputs. In addition certain asset-backed securities are sensitive to credit spreads which we consider to be a non-observable market input.
     The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income as described below.
     Our unhedged structured credit exposures (U.S. residential market (USRMM) and non-USRMM) are sensitive to changes in mark-to-market (MTM), generally as derived from indicative broker quotes or internal models as described above. A 10% adverse change in MTM of the underlyings would result in a loss of approximately $45 million in our unhedged USRMM portfolio and $97 million in our non-USRMM portfolio, excluding unhedged non-USRMM positions classified as loans which are accrual accounted for and before the impact of our transaction with Cerberus Capital Management LP (Cerberus). The fair value of the Cerberus protection against USRMM positions is expected to reasonably offset any changes in the fair value of USRMM positions.
     For our hedged positions there are two categories of sensitivities, the first of which relates to our hedged loan portfolio and the second of which relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are accrual accounted for and related credit derivatives are fair valued, a 10% increase in the MTM (before credit value adjustments (CVA)) of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $40 million. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $25 million. There is no impact from the Cerberus protection because none of the underlying USRMM CDO exposures are now hedged by financial guarantors.
     The impact of a 10% increase in the MTM (before CVA) of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would result in a net gain of approximately $33 million.
     The impact of a 10% reduction in receivable net of CVA from financial guarantors would result in a net loss of approximately $117 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip resulting from the sale of securitized assets would result in a net loss of approximately $28 million.
     A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $94 million.
     A 10% reduction in the MTM of our asset-backed securities that are valued using non-observable credit and liquidity spreads would result in a net loss of approximately $192 million.

CIBC Second Quarter 2010	43

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated balance sheet are categorized:

	Level 1	Level 2	Level 3
		Valuation technique —	Valuation technique —
	Quoted market	observable market	non-observable
$ millions, as at April 30, 2010	price	inputs	market inputs

Assets
Trading securities
Government issued and guaranteed securities	$3,649	$4,524	$—
Corporate equity	6,482	557	—
Corporate debt	—	1,191	20
Mortgage- and asset-backed securities	—	60	1,356

	$10,131	$6,332	$1,376
AFS securities
Government issued and guaranteed securities	$7,804	$11,471	$—
Corporate debt	—	4,758	26
Mortgage- and asset-backed securities	—	2,506	3,020
Corporate public equity	102	34	—

	$7,906	$18,769	$3,046
FVO securities and loans	1,166	17,582	60
Derivative instruments	303	19,363	2,164

Total assets	$19,506	$62,046	$6,646

Jan. 31, 2010	$19,856	$72,493	$6,681

Oct. 31, 2009	$42,057	$54,298	$5,320

Liabilities
Obligations related to securities sold short	$5,453	$4,037	$—
FVO deposits	—	2,758	887
Derivative instruments	391	19,640	4,029

Total liabilities	$5,844	$26,435	$4,916

Jan. 31, 2010	$3,865	$27,747	$5,521

Oct. 31, 2009	$5,444	$26,299	$5,820

During the second quarter, we transferred $266 million of asset-backed AFS securities from Level 2 to Level 3 due to a lack of observable inputs and transferred $138 million of certain trading government securities from Level 3 to Level 2 due to availability of market observable inputs.
     During the first quarter, we reclassified certain government issued and guaranteed securities from Level 1 to Level 2 to reflect our use of valuation techniques with observable market inputs. As a result of the reclassification, the fair values of these securities as at January 31, 2010, included in Level 2 that would have been included in Level 1 as at October 31, 2009 in the table above, were $4,710 million of trading securities, $12,607 million of AFS securities, $757 million of FVO securities and $2,416 million of obligations related to securities sold short.
     Certain corporate debt securities were also reclassified during the first quarter from Level 1 to Level 2 as active market quotes were not available. As a result of the reclassification, the fair values of these securities, as at January 31, 2010, included in Level 2 that would previously have been included in Level 1 in the table above, were $107 million of trading securities and $3,440 million of AFS securities.
     In addition, certain asset-backed AFS securities of $1,269 million that would previously have been included in Level 2, were reclassified to Level 3 during the first quarter, due to a lack of observable market inputs.
     The net gain recognized in the consolidated statement of operations on the financial instruments, for which fair value was estimated using a valuation technique requiring non-observable market inputs, for the quarter and six months ended April 30, 2010 was $378 million and $384 million, respectively (net losses of $338 million and $1,148 million for the quarter and six months ended April 30, 2009, respectively).
     The following table presents the changes in fair value of assets, liabilities, and the net derivative assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

44	CIBC Second Quarter 2010

$ millions, as at or for the three months ended

		Net realized/unrealized
		gains/(losses) included in
		Net				Net		Unrealized
	Opening	income/		Transfer in	Transfer out	purchases	Closing	gains/
April 30, 2010	balance	(loss) (1)	OCI	to Level 3 (2)	of Level 3	and sales	balance	(losses) (3)

Financial assets
Trading securities	$1,471	$(8)	$—	$—	$(138)	$51	$1,376	$24
AFS securities	2,691	126	(22)	266	(12)	(3)	3,046	113
FVO securities and loans	159	(6)	—	—	—	(93)	60	1

Total assets	$4,321	$112	$(22)	$266	$(150)	$(45)	$4,482	$138

Jan. 31, 2010	$2,867	$262	$20	$1,269	$—	$(97)	$4,321	$230

Financial liabilities
FVO deposits	$885	$(14)	$—	$—	$—	$(12)	887	$(45)
Derivative instruments (net)	2,276	280	—	62	(4)	(189)	1,865	375

Total liabilities	$3,161	$266	$—	$62	$(4)	$(201)	$2,752	$330

Jan. 31, 2010	$3,367	$(256)	$—	$—	$—	$(462)	$3,161	$(9)

(1)	Includes foreign currency gains and losses.

(2)	Includes AFS securities that were transferred from Level 2 to Level 3 during the respective quarters, as noted above.

(3)	Changes in unrealized gains/(losses) included in earnings for instruments held at the end of quarters presented above.
Fair value option
FVO designated assets and liabilities are those that (i) would otherwise cause measurement inconsistencies with hedging derivatives and securities sold short that are carried at fair value; or (ii) are managed on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis.
     The fair values of the FVO designated assets and liabilities (excluding hedges) were $18,808 million and $3,645 million, respectively as at April 30, 2010 ($22,532 million and $4,485 million, respectively as at October 31, 2009).
The impact on the consolidated statement of operations from FVO designated instruments and related hedges and the impact of changes in credit spreads on FVO designated loans and liabilities are provided in the following table:

	For the three months ended			For the six months ended
	2010	2010	2009	2010	2009
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Impact of FVO designated instruments and related hedges
Net interest income	$68	$68	$67	$136	$119
Non-interest (loss) income	(88)	(205)	53	(293)	97

Net (loss) income	(20)	(137)	120	(157)	216

Gain (loss) from changes in credit spreads
FVO designated loans	8	10	(20)	18	(68)
FVO designated loans, net of related hedges	8	—	—	8	(16)
FVO designated liabilities	(1)	—	(12)	(1)	(14)

2. Significant acquisitions
CIT Business Credit Canada Inc.
On April 30, 2010, we obtained 100% control of CIT Business Credit Canada Inc. (CITBCC) through the acquisition of CIT Financial Ltd.’s (CIT) 50% common equity interest in CITBCC and CIT’s share of the outstanding shareholder advances made to CITBCC under a Master Funding agreement. The cash consideration was $306 million. Additional cash consideration of up to $8 million may be payable to CIT depending on certain circumstances. The transaction has been accounted for using the purchase method, and as a result, we fully consolidated CITBCC commencing April 30, 2010. Prior to that date, we accounted for our 50% interest using the proportionate consolidation method of accounting.
     CITBCC’s results continue to be reported within CIBC Retail Markets strategic business line. Subsequent to the acquisition, CITBCC has been renamed CIBC Asset-Based Lending Inc.
The Bank of N.T. Butterfield & Son Limited
We invested $155 million (US$150 million) for a direct 22.5% common equity interest in The Bank of N.T. Butterfield & Son Limited (“Butterfield”) on March 2, 2010. Pursuant to a rights offering, which closed on May 11, 2010, our direct investment decreased to $130 million (US$125 million) or 18.8%. We also invested $23 million

CIBC Second Quarter 2010	45

(US$22 million) or 3.3% on March 2, 2010 indirectly through a private equity fund, which was reduced to $19 million (US$18 million) or 2.7% as a result of the rights offering. Our total ownership in Butterfield may decrease in the future under certain circumstances.
     Our direct equity investment is accounted for using the equity method of accounting.
     In addition, we have provided Butterfield with a commitment letter for a senior secured credit facility for up to $508 million (US$500 million).
3. Securities
Reclassification of financial instruments
In October 2008, amendments made to the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” permitted certain trading financial assets to be reclassified to held-to-maturity (HTM) and AFS in rare circumstances. In July 2009, amendments made to section 3855 resulted in the reclassification of these HTM securities to loans effective November 1, 2008. In the current quarter, we have not reclassified any securities.
The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified to date:

	2010		2009
$ millions, as at	Apr. 30		Oct. 31
				Reclassified		Reclassified
				in 2009		in 2008
	Fair	Carrying	Fair	Carrying	Fair	Carrying
	value	value	value	value	value	value

Trading assets previously reclassified to HTM (currently in loans)	$5,490	$5,654	$—	$—	$5,843	$6,202
Trading assets previously reclassified to AFS	453	453	84	84	786	786

Total financial assets reclassified	$5,943	$6,107	$84	$84	$6,629	$6,988

	For the three months ended			For the six months ended
	2010	2010	2009	2010	2009
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Income (loss) recognized on securities reclassified
Gross income recognized in income statement	$41	$41	$71	$82	$195
Impairment write-downs	—	—	(55)	—	(55)
Funding related interest expenses	(17)	(25)	(36)	(42)	(80)

Net income (loss) recognized, before taxes	$24	$16	$(20)	40	60

Impact if reclassification had not been made
On trading assets previously reclassified to HTM (currently in loans)	$(70)	$(125)	$77	(195)	399
On trading assets previously reclassified to AFS	3	(1)	(37)	2	(11)

(Increase) decrease in income, before taxes	$(67)	$(126)	$40	$(193)	$388

4. Loans
Allowance for credit losses

	For the three months ended					For the six months ended
			2010	2010	2009	2010	2009
			Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	Specific	General	Total	Total	Total	Total	Total
$ millions	allowance	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$730	$1,309	$2,039	$2,043	$1,627	$2,043	$1,523
Provision for credit losses	332	(16)	316	359	394	675	678
Write-offs	(301)	—	(301)	(388)	(269)	(689)	(497)
Recoveries	32	—	32	32	22	64	66
Transfer from general to specific (1)	1	(1)	—	—	—	—	—
Other	(16)	—	(16)	(7)	(6)	(23)	(2)

Balance at end of period	$778	$1,292	$2,070	$2,039	$1,768	$2,070	$1,768

Comprises:
Loans	$778	$1,224	$2,002	$1,964	$1,693	$2,002	$1,693
Undrawn credit facilities	$—	$68	$68	$75	$75	$68	$75

(1)	Related to student loan portfolio.

46	CIBC Second Quarter 2010

Impaired loans

	2010			2009
$ millions, as at	Apr. 30			Oct. 31

	Gross	Specific	Net	Gross	Specific	Net
	amount	allowance	total	amount	allowance	total

Residential mortgages	$446	$39	$407	$402	$35	$367
Personal	334	250	84	325	258	67
Business and government	1,188	489	699	1,184	442	742

Total impaired loans (1)	$1,968	$778	$1,190	$1,911	$735	$1,176

(1)	Average balance of gross impaired loans totalled $1,847 million (2009: $1,345 million).
5. Securitizations and variable interest entities
Securitizations
Residential mortgages
We securitize insured fixed and variable-rate residential mortgages through the creation of mortgage-backed securities (MBS) under the Canada Mortgage Bond Program, sponsored by the Canada Mortgage and Housing Corporation (CMHC), and the Government of Canada National Housing Act (NHA) MBS Auction process. Under both programs, the MBS are sold to a trust that issues securities to investors. We act as counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. As at April 30, 2010, we had $969 million (October 31, 2009: $1,024 million) of interest-only strips relating to the securitized assets and another $32 million (October 31, 2009: $38 million) in interest-only strips relating to other CMHC MBS programs. Credit losses are not expected as the mortgages are insured.
     We also securitize Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages to a qualifying specific purpose entity (QSPE). As at April 30, 2010, we had $92 million (October 31, 2009: $91 million) of interest-only strips relating to the securitized assets; we also held $63 million (October 31, 2009: $408 million) notes issued by the QSPE of which $23 million (October 31, 2009: $372 million) were R1 high notes and $40 million (October 31, 2009: $36 million) were R1 mid notes. A liquidity facility of $932 million ($869 million net of our investments in the QSPE) (October 31, 2009: $851 million ($443 million net of our investments in the QSPE)) was provided to the QSPE which was not drawn as at April 30, 2010. In addition we had a $28 million (October 31, 2009: $25 million) deposit with the QSPE as first recourse protection. We are also the counterparty to interest rate swap agreements where we pay the QSPE the interest due to investors and receive a rate of interest derived off the coupon of the underlying mortgages. Total assets in the QSPE as at April 30, 2010 were $932 million (October 31, 2009: $851 million), which includes $388 million (October 31, 2009: $414 million) Prime mortgages and $535 million (October 31, 2009: $431 million) Near-Prime/Alt-A mortgages. We held another $77 million (October 31, 2009: $116 million) in inventory that is available for securitization. The Near-Prime/Alt-A mortgages have an average loss rate over the past five years of 31 basis points and an average loan-to-value ratio of 74%.
     Upon sale of these assets, a net gain or loss is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided.
Commercial mortgages
We securitize commercial mortgages through a pass-through QSPE structure that results in ownership certificates held by various investors. As at April 30, 2010, we held ownership certificates of $10 million (October 31, 2009: $26 million). We continue to service the mortgages. There were no commercial mortgage securitizations during the quarter.
Cards
We securitize credit card receivables to Cards II Trust, a QSPE established to purchase co-ownership interests in the receivables. We maintain the credit card client servicing responsibilities for the securitized receivables and recognize revenue as services are provided.
     During the quarter, there were no securitizations of credit card receivables.
     As at April 30, 2010, our investments in the QSPE included interest-only strips of $9 million (October 31, 2009: $11 million), subordinated and enhancement notes of $220 million (October 31, 2009: $268 million), and senior notes of $97 million as at April 30, 2010 (October 31, 2009: $96 million).

CIBC Second Quarter 2010	47

The following table summarizes our residential mortgages related securitization and sales activity:

	For the three months ended			For the six months ended
	2010	2010	2009	2010	2009
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Securitized (1)	$2,353	$1,351	$14,405	$3,704	$22,269
Sold (1)(2)	3,120	2,444	6,567	5,564	14,168
Net cash proceeds	3,117	2,467	6,525	5,584	14,135
Retained interests	126	118	350	244	736
Gain on sale, net of transaction costs	57	58	47	115	41

Retained interest assumptions (%)
Weighted-average remaining life (in years)	3.5	3.3	3.6	3.4	3.5
Prepayment/payment rate	15.0-18.0	15.0-18.0	12.0-20.0	15.0-18.0	12.0-24.0
Discount rate	1.6-9.3	2.0-8.5	1.7-8.8	1.6-9.3	1.4-8.8
Expected credit losses	0.0-0.4	0.0-0.4	0.0-0.2	0.0-0.4	0.0-0.2

(1)	Includes $68 million (January 31, 2010: $155 million; April 30, 2009: $95 million) of uninsured fixed-rate mortgages securitized to a QSPE.

(2)	Assets securitized and not sold are reported as FVO securities on the consolidated balance sheet and are stated at fair value.
Variable interest entities (VIEs)
VIEs that are consolidated
As discussed in Note 6 to our 2009 consolidated financial statements, we are considered the primary beneficiary of certain VIEs. $989 million of total assets and liabilities were consolidated as at April 30, 2010 (October 31, 2009: $1,125 million).
The table below provides further details on the assets that support the obligations of the consolidated VIEs.

	2010	2009
$ millions, as at	Apr. 30	Oct. 31

Trading securities	$723	$669
AFS securities	91	91
Residential mortgages	77	115
Other assets	98	250

	$989	$1,125

VIEs that are not consolidated
Also as discussed in Note 6 to our 2009 consolidated financial statements, we have interests in VIEs involved in the securitization of third-party assets, for which we are not considered the primary beneficiary and thus do not consolidate. These VIEs include several CIBC-sponsored conduits and collateralized debt obligations (CDOs) for which we acted as structuring and placement agents.
     We are not considered the primary beneficiary of CIBC Capital Trust, a trust wholly owned by CIBC. For additional details see Note 18 to our 2009 consolidated financial statements.
     We also have interests in securities issued by entities established by CMHC, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Bank, Federal Farm Credit Bank and Student Loan Marketing Association (Sallie Mae).
CIBC-sponsored conduits
We sponsor several non-consolidated conduits in Canada that purchase pools of financial assets from our clients and finance the purchases by issuing commercial paper to investors. Total assets of these non-consolidated conduits amounted to $3.1 billion as at April 30, 2010 (October 31, 2009: $4.1 billion). We continue to support our sponsored conduits from time to time through the purchase of commercial paper issued by these conduits.
CIBC structured CDO vehicles
We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.
Third-party structured vehicles — run-off
Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.
Third-party structured vehicles — continuing
We have investments in third-party structured vehicles through our Treasury and trading activities.

48	CIBC Second Quarter 2010

Our on-balance sheet amounts and maximum exposure to loss related to VIEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value for investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets less hedged positions excluding the impact of CVA.

	CIBC -	CIBC -	Third-party
	sponsored	structured	structured vehicles
$ millions, as at April 30, 2010	conduits	CDO vehicles	Run-off	Continuing	Total

On balance sheet assets(1)
Trading securities	$10	$—	$576	$16	$602
AFS securities	—	5	14	1,798	1,817
FVO	—	52	—	219	271
Loans	72	437	7,332	—	7,841
Derivatives (2)	—	—	—	59	59

Total	$82	$494	$7,922	$2,092	$10,590

Oct. 31, 2009	$556	$737	$6,676	$1,695	$9,664

On balance sheet liabilities
Derivatives (2)	$—	$150	$2,941	$29	$3,120

Total	$—	$150	$2,941	$29	$3,120

Oct. 31, 2009	$—	$243	$3,890	$—	$4,133

Maximum exposure to loss
Maximum exposure to loss before hedge positions	$17,296
Less: notional of protection purchased relating to written credit derivatives, net of its carrying value	(4,499)
Less: carrying value of hedges relating to securities and loans	(7,309)

Maximum exposure to loss net of hedges	$5,488

Oct. 31, 2009	$3,041

(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Sallie Mae.

(2)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures and excludes all other derivatives.
6. Subordinated indebtedness
On April 30, 2010, we issued $1,100 million principal amount of 4.11% Debentures (subordinated indebtedness) due April 30, 2020. The Debentures qualify as Tier 2 regulatory capital.
7. Share capital
Common shares
During the quarter, we issued 0.4 million (January 31, 2010: 1.1 million) new common shares for a total consideration of $21 million (January 31, 2010: $43 million), pursuant to stock options plans. We issued 1.4 million (January 31, 2010: 1.4 million) new common shares for a total consideration of $101 million (January 31, 2010: $88 million), pursuant to the Shareholder Investment Plan. We also issued 0.2 million (January 31, 2010: nil) new shares for a total consideration of $15 million (January 31, 2010: nil), pursuant to the Employee Share Purchase Plan.
Regulatory capital and ratios
Our capital ratios and assets-to-capital multiple are presented in the following table:

	2010	2009
$ millions, as at	Apr. 30	Oct. 31

Tier 1 capital	$14,810	$14,154
Total regulatory capital	20,380	18,827
Risk-weighted assets	108,324	117,298
Tier 1 capital ratio	13.7%	12.1%
Total capital ratio	18.8%	16.1%
Assets-to-capital multiple	15.3x	16.3x

CIBC Second Quarter 2010	49

8. Financial guarantors
We have derivative contracts with financial guarantors to hedge our exposure on various reference assets, including collateralized debt obligations and other positions related to the USRMM. During the quarter and six months ended April 30, 2010, we recorded a net recovery of $330 million and $718 million, respectively ($657 million and $1.3 billion net charge for the quarter and six months ended April 30, 2009, respectively) on the hedging contracts provided by financial guarantors in trading revenue. Separately, we recorded a net loss of $106 million and $161 million, on termination of contracts with financial guarantors, during the quarter and six months ended April 30, 2010, respectively (nil for the quarter and six months ended April 30, 2009, respectively).
     The related valuation adjustments were $724 million as at April 30, 2010 (October 31, 2009: $2.2 billion). The fair value of derivative contracts with financial guarantors, net of valuation adjustments, was $1.2 billion as at April 30, 2010 (October 31, 2009: $1.5 billion).
     We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses.
9. Income taxes
Future income tax asset
As at April 30, 2010, our future income tax asset was $1,199 million (October 31, 2009: $1,635 million), net of a $90 million valuation allowance (October 31, 2009: $95 million). Included in the future income tax asset are $588 million as at April 30, 2010 (October 31, 2009: $990 million) related to Canadian non-capital loss carryforwards that expire in 19 years, $54 million as at April 30, 2010 (October 31, 2009: $68 million) related to Canadian capital loss carryforwards that have no expiry date, and $312 million as at April 30, 2010 (October 31, 2009: $356 million) related to our U.S. operations.
     Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
Enron
On October 2, 2009 and March 17, 2010, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. On April 30, 2010, we filed Notices of Appeal with the Tax Court of Canada. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest thereon of approximately $160 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $860 million and non-deductible interest thereon of $126 million would be incurred.
10. Employee future benefit expenses

	For the three months ended			For the six months ended
	2010	2010	2009	2010	2009
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Defined benefit plans
Pension benefit plans	$44	$44	$20	$88	$40
Other benefit plans	9	10	9	19	19

	$53	$54	$29	$107	$59

Defined contribution plans
CIBC’s pension plans	$3	$3	$3	$6	$6
Government pension plans (1)	19	18	18	37	38

	$22	$21	$21	$43	$44

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

50	CIBC Second Quarter 2010

11. Earnings per share (EPS)

	For the three months ended			For the six months ended
	2010	2010	2009	2010	2009
$ millions, except per share amounts	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Basic EPS
Net income (loss)	$660	$652	$(51)	$1,312	$96
Preferred share dividends and premiums	(43)	(42)	(39)	(85)	(75)

Net income (loss) applicable to common shares	$617	$610	$(90)	$1,227	$21

Weighted-average common shares outstanding (thousands)	386,865	384,442	381,410	385,634	381,156

Basic EPS	$1.60	$1.59	$(0.24)	$3.18	$0.05

Diluted EPS
Net income (loss) applicable to common shares	$617	$610	$(90)	$1,227	$21

Weighted-average common shares outstanding (thousands)	386,865	384,442	381,410	385,634	381,156
Add: stock options potentially exercisable(1) (thousands)	1,000	1,156	369	1,079	443

Weighted-average diluted common shares outstanding(2) (thousands)	387,865	385,598	381,779	386,713	381,599

Diluted EPS (3)	$1.59	$1.58	$(0.24)	$3.17	$0.05

(1)	Excludes average options outstanding of 1,635,786 with a weighted-average exercise price of $80.85; average options outstanding of 2,398,961 with a weighted-average exercise price of $77.62; and average options outstanding of 4,845,876 with a weighted-average exercise price of $64.67 for the three months ended April 30, 2010, January 31, 2010, and April 30, 2009, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation because either we have settled preferred shares for cash in the past or we have not exercised our conversion right in the past.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted EPS will be anti-dilutive; therefore basic and diluted EPS will be the same.
12. Guarantees

	2010			2009
	Apr. 30			Oct. 31
	Maximum			Maximum
	potential		Carrying	potential		Carrying
$ millions, as at	future payment (1)		amount	future payment (1)		amount

Securities lending with indemnification(2)	$44,276		$—	$30,797		$—
Standby and performance letters of credit	4,960		19	5,123		20
Credit derivatives
Written options	13,806		3,159	20,547		4,226
Swap contracts written protection	3,026		165	3,657		276
Other derivative written options	—	(3)	2,119	—	(3)	2,849
Other indemnification agreements	—	(3)	—	—	(3)	—

(1)	The total collateral available relating to these guarantees was $46.7 billion (October 31, 2009: $33.1 billion).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(3)	See narrative on page 153 of the 2009 consolidated financial statements for further information.
13. Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
     In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO. While the Lehman estate expressed its disagreement with the actions of the indenture trustee, the estate has not instituted any legal proceeding with regard to the CDO or our VFN. The Lehman estate has, however, instituted legal proceedings involving a number of other CDOs, and in the first quarter of 2010, in Lehman Brothers Special Financing, Inc. v. BNY Corporate Trustee Services, Ltd., the U.S. bankruptcy court in New York ruled unenforceable a customary provision in a CDO

CIBC Second Quarter 2010	51

transaction that reversed the priority of the payment waterfall upon the bankruptcy of Lehman, the credit support provider under a related swap agreement. That ruling, which the defendant has indicated it will appeal, does not change our belief that if contested, the trustee’s actions in reducing the unfunded commitment on our VFN to zero should be upheld although there can be no certainty regarding any eventual outcome. We continue to believe that the CDO indenture trustee’s actions were fully supported by the terms of the governing contracts and the relevant legal standards.
14. Segmented information
CIBC has two strategic business lines: CIBC Retail Markets and Wholesale Banking. These business lines are supported by five functional groups—Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses and balance sheet resources generally being allocated to the business lines.
     During the first quarter, the global repurchase agreement (repo) business that was previously part of Treasury in Corporate and Other was retroactively transferred to capital markets within Wholesale Banking. The results of the repo business were previously allocated substantially to other within CIBC Retail Markets. Also during the first quarter, large corporate cash management revenue previously reported in business banking within CIBC Retail Markets, was retroactively transferred to corporate and investment banking within Wholesale Banking. Prior period amounts were restated.
     The nature of transfer pricing and treasury allocations methodologies is such that the presentation of certain line items in segmented results is different compared to total bank results.

		CIBC
		Retail	Wholesale	Corporate	CIBC
$ millions, for the three months ended		Markets	Banking	and Other	Total

Apr. 30, 2010	Net interest income (expense)	$1,440	$172	$(115)	$1,497
	Non-interest income	894	376	154	1,424
	Intersegment revenue (1)	—	—	—	—

	Total revenue	2,334	548	39	2,921
	Provision for (reversal of) credit losses	334	27	(45)	316
	Amortization (2)	28	1	65	94
	Other non-interest expenses	1,302	243	39	1,584

	Income (loss) before income taxes and non-controlling interests	670	277	(20)	927
	Income tax expense (benefit)	178	87	(4)	261
	Non-controlling interests	5	1	—	6

	Net income (loss)	$487	$189	$(16)	$660

	Average assets (3)	$261,145	$99,462	$(27,018)	$333,589

Jan. 31, 2010	Net interest income (expense)	$1,507	$147	$(140)	$1,514
	Non-interest income	895	466	186	1,547
	Intersegment revenue(1)	—	—	—	—

	Total revenue	2,402	613	46	3,061
	Provision for (reversal of) credit losses	365	24	(30)	359
	Amortization(2)	29	1	64	94
	Other non-interest expenses	1,285	317	52	1,654

	Income (loss) before income taxes and non-controlling interests	723	271	(40)	954
	Income tax expense	189	76	21	286
	Non-controlling interests	5	11	—	16

	Net income (loss)	$529	$184	$(61)	$652

	Average assets (3)	$266,515	$101,885	$(27,578)	$340,822

Apr. 30, 2009 (4)	Net interest income (expense)	$1,212	$144	$(83)	$1,273
	Non-interest income (expense)	1,010	(357)	235	888
	Intersegment revenue (1)	1	—	(1)	—

	Total revenue	2,223	(213)	151	2,161
	Provision for credit losses	325	18	51	394
	Amortization(2)	31	1	68	100
	Other non-interest expenses	1,258	261	20	1,539

	Income (loss) before income taxes and non-controlling interests	609	(493)	12	128
	Income tax expense (benefit)	170	(148)	152	174
	Non-controlling interests	5	—	—	5

	Net income (loss)	$434	$(345)	$(140)	$(51)

	Average assets (3)	$264,060	$113,105	$(23,346)	$353,819

52	CIBC Second Quarter 2010

		CIBC
		Retail	Wholesale	Corporate	CIBC
$ millions, for the six months ended		Markets	Banking	and Other	Total

Apr. 30, 2010	Net interest income (expense)	$2,947	$319	$(255)	$3,011
	Non-interest income	1,789	842	340	2,971
	Intersegment revenue(1)	—	—	—	—

	Total revenue	4,736	1,161	85	5,982
	Provision for (reversal of) credit losses	699	51	(75)	675
	Amortization(2)	57	2	129	188
	Other non-interest expenses	2,587	560	91	3,238

	Income (loss) before income taxes and non-controlling interests	1,393	548	(60)	1,881
	Income tax expense	367	163	17	547
	Non-controlling interests	10	12	—	22

	Net income (loss)	$1,016	$373	$(77)	$1,312

	Average assets (3)	$263,874	$100,694	$(27,303)	$337,265

Apr. 30, 2009 (4)	Net interest income (expense)	$2,470	$252	$(116)	$2,606
	Non-interest income (expense)	2,126	(795)	246	1,577
	Intersegment revenue(1)	2	—	(2)	—

	Total revenue	4,598	(543)	128	4,183
	Provision for credit losses	603	7	68	678
	Amortization(2)	66	3	134	203
	Other non-interest expenses	2,514	540	35	3,089

	Income (loss) before income taxes and non-controlling interests	1,415	(1,093)	(109)	213
	Income tax expense (benefit)	394	(371)	84	107
	Non-controlling interests	10	—	—	10

	Net income (loss)	$1,011	$(722)	$(193)	$96

	Average assets (3)	$264,483	$119,685	$(22,506)	$361,662

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and finite-lived intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(4)	Prior period information has been restated to conform to the presentation in the current period.
15. Accounting developments
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. As a result, we will adopt IFRS commencing November 1, 2011 and will publish our first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012. At that time we will also provide fiscal 2011 comparative financial information also prepared in accordance with IFRS.
     The transition to IFRS represents a significant initiative for us and is supported by a formal governance structure with an enterprise view and a dedicated project team.
     The requirements concerning the transition to IFRS are set out in IFRS 1, First-Time Adoption of International Financial Reporting Standards, which generally requires that changes from Canadian GAAP accounting policies be applied retroactively and reflected in our opening November 1, 2010 comparative IFRS balance sheet. However, there are a number of transition elections, some of which entail an exemption from full restatement, available under the transition rules that we continue to evaluate.
     IFRS is expected to result in accounting policy differences in many areas. Based on existing IFRS and the assessment of our transition elections to date, the areas that have the potential for the most significant impact to our financial and capital reporting include derecognition of financial instruments and the accounting for post employment benefits. Proposed changes to the IFRS accounting standards may introduce additional significant accounting differences, although we expect that many of the changes stemming from the proposed standards will not be effective for us until the years following our initial IFRS transition in 2012.
     The impact of IFRS to us at transition will ultimately depend on the IFRS standards and capital reporting rules in effect at the time, accounting elections that have not yet been finalized, and the prevailing business and economic facts and circumstances.

CIBC Second Quarter 2010	53